Exhibit 99.2

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

4 - NIRE

35300149947

01.02 - HEAD OFFICE ADDRESS

1 - FULL ADDRESS (STREET, NUMBER AND COMPLEMENT)			2 - DISTRICT

Av. Escola Politécnica, 760, 2nd floor			Jaguaré

3 - ZIP CODE		4 - CITY		5 - STATE

05350-901		São Paulo		SP

6 - DDD (Long distance)	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX

55 11	3718-5301	3718-5306	3718-5465	-

11- DDD (Long distance)	12 - FAX	13 - FAX	14 - FAX

55 11	3718-5297	3714-4436	-

15 - E-MAIL

acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1 - NAME Leopoldo Viriato Saboya

2 - FULL ADDRESS (Place, Number and Complement) Av. Escola Politécnica, 760, 2nd floor			3 - DISTRICT Jaguaré

4 - ZIP CODE 05350-901		5 - CITY SÃO PAULO		6 - STATE SP

7 - DDD (long distance) 5511	8 - TELEPHONE 3718-5301	9 - TELEPHONE 3718-5306	10 - TELEPHONE 3718-5465	11 - TELEX

12 - DDD (long distance) 5511	13 - FAX 3718-5297	14 - FAX 3714-4436	15 – FAX -

16 - E-MAIL acoes@perdigao.com.br

01.04 - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER

1 - BEGIN	2 - END	3 - QUARTER	4 - BEGIN	5 - END	6 - QUARTER	7 - BEGIN	8 - END

01/01/2008	12/31/2008	2	04/01/2008	06/30/2008	1	01/01/2008	03/31/2008

9 - AUDITING COMPANY KPMG Auditores Independentes	10 - CVM CODE 00418-9

11 - TECHNICAL IN CHARGE José Luiz Ribeiro de Carvalho	12 - TECHNICAL IN CHARGE TAXPAYERS’ REGISTER 007.769.948-32

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Remaking by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1 – CURRENT QUARTER 06/30/2008	2 – PREVIOUS QUARTER 03/31/2008	3 – SAME QUARTER PREVIOUS YEAR 06/30/2007
Paid-Up Capital
1 – COMMON	206,958,103	206,958,103	165,957,152
2 - PREFERRED	0	0	0
3 – TOTAL	206,958,103	206,958,103	165,957,152
In Treasury
4 - COMMON	430,485	430,485	430,485
5 - PREFERRED	0	0	0
6 – TOTAL	430,485	430,485	430,485

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY

Commercial, Industrial and Others

2 – SITUATION

Operational

3 - NATURE OF SHARE CONTROL

National Private

4 - CODE OF ACTIVITY

1220 – Food

5 - MAIN ACTIVITY

Holding Operational

6 - CONSOLIDATED TYPE

Total

7 – TYPE OF AUDITOR’S REPORT

No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 – DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	RCA	12/18/2007	Interest on Shareholder’s	02/29/2008	Common	0.3379568100
02	RCA	04/11/2008	Interest on Shareholder’s	08/29/2008	Common	0.3700000000

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

01.09 – PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK (thousand Reais)	4 – AMOUNT (thousand Reais)	5 – SOURCE OF CHANGE	7 – QUANTITY OF ISSUED SHARES (Units)	8 – PRICE OF SHARE IN THE ISSUANCE (Reais)
01	01/14/2008	2,533,489	33,489	Public Underwriting	744,200	45.000000000
02	02/21/2008	3,445,043	911,554	Public Underwriting	20,256,751	45.000000000

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE 07/28/2008	2 – SIGNATURE

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

02.01- BALANCE SHEET - ASSETS  (thousand Reais)

1 - CODE	2 - DESCRIPTION	3- 06/30/2008	4 – 03/31/2008
1	Total Assets	5,565,962	4,228,139
1.01	Current Assets	1,902,387	280,970
1.01.01	Cash, Banks and Investments	268,250	239,546
1.01.01.01	Cash and Cash Equivalents	99,420	48,389
1.01.01.02	Short-term investments	168,830	191,157
1.01.02	Credits	290,757	0
1.01.02.01	Trade accounts receivable	290,757	0
1.01.02.02	Other credits	0	0
1.01.03	Inventories	300,574	0
1.01.04	Others	232,806	41,424
1.01.04.01	Interest on Shareholders’ Equity	2,341	0
1.01.04.02	Recoverable Taxes	167,506	35,966
1.01.04.03	Deferred Taxes	45,960	5,284
1.01.04.04	Accounts Receivable	4,253	0
1.01.04.05	Others	12,514	6
1.01.04.06	Prepaid Expenses	232	168
1.02	Noncurrent Assets	4,473,575	3,947,169
1.02.01	Noncurrent assets	173,566	77,805
1.02.01.01	Credits	0	0
1.02.01.02	Credits with Associates	2,371	73,886
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	2,371	73,886
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	171,195	3,919
1.02.01.03.01	Long-term Investments	155	0
1.02.01.03.02	Recoverable Taxes	89,966	0
1.02.01.03.03	Deferred Taxes	34,006	25
1.02.01.03.04	Accounts Receivable	18,979	0
1.02.01.03.05	Legal Deposits	9,491	3,894
1.02.01.03.06	Others	18,424	0
1.02.01.03.07	Prepaid Expenses	174	0
1.02.02	Permanent Assets	4,300,009	3,869,364
1.02.02.01	Investments	2,649,735	2,525,993
1.02.02.01.01	Equity in Affiliates	368,076	37,503
1.02.02.01.02	Equity in Affiliates – Goodwill	0	0
1.02.02.01.03	Equity in Subsidiaries	2,281,651	2,488,482
1.02.02.01.04	Equity in Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other Investments	8	8
1.02.02.02	Fixed Assets	307,673	0
1.02.02.03	Intangible	1,340,297	1,343,371
1.02.02.04	Deferred	2,304	0

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

02.02- BALANCE SHEET - LIABILITIES (thousand Reais)

1 - CODE	2 – DESCRIPTION	3- 06/30/2008	4 – 03/31/2008
2	Total Liabilities	5,565,962	4,228,139
2.01	Current Liabilities	697,005	2,059
2.01.01	Short term Debt	418,495	0
2.01.02	Debentures	0	0
2.01.03	Trade Accounts Payable	169,670	1,040
2.01.04	Taxes, Charges and Contribution	13,253	139
2.01.04.01	Social Contributions	3,533	79
2.01.04.02	Tax Obligations	9,720	60
2.01.05	Dividends Payable	32	42
2.01.06	Provisions	16,857	509
2.01.06.01	Provisions for vacations & 13th salary	16,857	509
2.01.07	Debts with Associates	0	0
2.01.08	Others	78,698	329
2.01.08.01	Payroll	8	0
2.01.08.02	Interest on Company Capital	71,033	305
2.01.08.03	Management/Employees’ Profit Sharing	0	0
2.01.08.04	Other Obligations	7,657	24
2.02	Long-term Liabilities	648,221	101
2.02.01	Long-term Liabilities	648,221	101
2.02.01.01	Long term Debt	488,729	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	107,808	101
2.02.01.03.01	Provision for contingencies	107,808	101
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	51,684	0
2.02.01.06.01	Tax and Social Obligations	5,066	0
2.02.01.06.02	Deferred Taxes	41,326	0
2.02.01.06.03	Others	5,292	0
2.03	Deferred income	0	0
2.05	Shareholders’ Equity	4,220,736	4,225,979
2.05.01	Paid-in Capital	3,445,043	3,445,043
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	729,921	729,921
2.05.04.01	Legal	62,340	62,340

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

1 - CODE	2 - DESCRIPTION	3- 06/30/2008	4 – 03/31/2008
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other profit Reserves	667,581	667,581
2.05.04.07.01	Expansion Reserves	508,140	508,140
2.05.04.07.02	Increase Capital Reserves	160,256	160,256
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.05	Equity Assessment Adjustment	0	0
2.05.05.01	Securities Adjustment	0	0
2.05.05.02	Retained Adjustment of Conversion	0	0
2.05.05.03	Business Combination Adjustment	0	0
2.05.06	Accumulated Earnings/ Losses	45,772	51,015
2.05.07	Advance for future capital increase	0	0

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

03.01 -  STATEMENT OF INCOME (thousands Reais)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2008 to 06/30/2008	4 – 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 - 01/01/2007 to 06/30/2007
3.01	Gross Sales	501,137	501,137	0	0
3.01.01	Domestic Market	341,774	341,774	0	0
3.01.02	Export	159,363	159,363	0	0
3.02	Sales Deductions	(58,669)	(58,669)	0	0
3.03	Net Sales	442,468	442,468	0	0
3.04	Cost of Sales	(372,506)	(372,506)	0	0
3.05	Gross Profit	69,962	69,962	0	0
3.06	Operating Income/Expenses	(17,448)	37,539	75,648	145,340
3.06.01	Selling Expenses	(50,734)	(50,734)	0	0
3.06.02	General And Administrative Expenses	(4,077)	(5,938)	(1,718)	(3,152)
3.06.02.01	Administrative	(2,545)	(3,372)	(359)	(977)
3.06.02.02	Management Compensation	(1,532)	(2,566)	(1,359)	(2,175)
3.06.03	Financial	29,837	43,249	15,138	31,055
3.06.03.01	Financial Income	53,450	66,678	15,619	31,797
3.06.03.02	Financial Expenses	(23,613)	(23,429)	(481)	(742)
3.06.04	Other Operating Income	382	382	0	15
3.06.05	Other Operating Expenses	(22,753)	(22,753)	0	0
3.06.06	Equity Pick-up	29,897	73,333	62,228	117,422
3.07	Operating Income	52,514	107,501	75,648	145,340
3.08	Non-operating Expenses	1,281	1,281	0	0
3.08.01	Income	468	468	0	0
3.08.02	Expenses	813	813	0	0
3.09	Income Before Tax And Profit Sharing	53,795	108,782	75,648	145,340
3.10	Provision for Income Tax And Social Contribution	(15,955)	(18,744)	(3,223)	(6,699)

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

1 - CODE	2 – DESCRIPTION	3 – 04/01/2008 to 06/30/2008	4 – 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 - 01/01/2007 to 06/30/2007
3.11	Deferred Income Tax And Social Contribution	33,332	32,149	(1,353)	(2,808)
3.12	Statutory Participations / Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest on Shareholders’ Equity	0	0	0	0
3.15	Earnings / Losses in Period	71,172	122,187	71,072	135,833
	NUMBER OF SHARES, EX-TREASURY (Units)	206,527,618	206,527,618	165,526,667	165,526,667
	EARNINGS PER SHARE	0,34461	0,59163	0,42937	0,82061
	LOSS PER SHARE

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

04.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION (thousands Reais)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2008 to 06/30/2008	4 – 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 - 01/01/2007 to 06/30/2007
4.01	Net Cash From Operating Activities	313,676	231,086	13	21,985
4.01.01	Cash Generated by Operations	71,172	122,187	71,072	135,833
4.01.02	Changes in Operating Assets and Liabilities	193,399	112,928	3,508	29,394
4.01.02.01	Trade Accounts Receivable	(44,337)	(44,337)	0	0
4.01.02.02	Inventories	14,680	14,680	0	0
4.01.02.03	Trade Accounts Payable	15,014	13,002	(269)	(2,365)
4.01.02.04	Contingencies	(1,056)	(1,056)	0	0
4.01.02.05	Payroll/Social Obligations/Others	209,098	130,639	3,777	31,759
4.01.03	Others	49,105	(4,029)	(74,567)	(143,242)
4.01.03.01	Minority Shareholders	0	0	0	0
4.01.03.02	Depreciation/Amortization/Depletion	11,173	11,173	0	0
4.01.03.03	Goodwill Amortization	22,552	22,552	0	0
4.01.03.04	Result on Permanent Asset Disposal	100,863	100,863	0	0
4.01.03.05	Deferred Income Tax	(22,028)	(20,845)	1,353	2,808
4.01.03.06	Provision/Reversal for contingencies	298	298	0	0
4.01.03.07	Other Provisions	(4,164)	(4,164)	0	0
4.01.03.08	Interest and Exchange Variations	(33,215)	(44,096)	(13,693)	(28,629)
4.01.03.09	Recognition of Summer Plan Effects	0	0	0	0
4.01.03.10	Equity pick-up	(26,374)	(69,810)	(62,227)	(117,421)
4.02	Net Cash From Investing Activities	(347,637)	(833,991)	50,868	64,267
4.02.01	Short-term investments	(161,471)	(194,759)	0	0
4.02.02	Redemption of Short-term investments	241,958	686,775	69,118	69,118
4.02.03	Investments on Permanent Assets	(9,895)	(9,895)	0	0
4.02.04	Matrix Acquisition/Formations	(8,132)	(8,132)	0	0

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

04.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION (thousands Reais)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2008 to 06/30/2008	4 – 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 - 01/01/2007 to 06/30/2007
4.02.05	Disposal of Permanent Assets	0	0	0	00
4.02.06	Acquisitions of Companies – Net Cash	19,479	(748,142)	0	00
4.02.07	Investments on Deferred	0	0	0	00
4.02.08	Others Net Investments	(99,003)	(199,765)	0	0
4.02.09	Advance for Future Capital Increase	(330,573)	(368,076)	(18,250)	(18,250)
4.02.10	Interest on Shareholders’ Equity Received	0	8,003	0	13,399
4.03	Net Cash From Financing Activities	84,992	55,781	0	(35,176)
4.03.01	Debt Issuance	207,831	207,831	0	0
4.03.02	Payment of Debt	(46,424)	(46,424)	0	0
4.03.03	Capital Increase	0	33,489	0	0
4.03.04	Dividends and Interest on Shareholders’ Equity Paid	(76,415)	(139,115)	0	(35,176)
4.03.05	Minority Shareholders’	0	0	0	0
4.04	Exchange Variation on Cash and Equivalents	0	0	0	0
4.05	Increase(Decrease) of Cash and Equivalents	51,031	(547,124)	50,881	51,076
4.05.01	Beginning Balance of Cash and Equivalents	48,389	646,544	262	67
4.05.02	End Balance of Cash and Equivalents	99,420	99,420	51,143	51,143

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

05.01 -  STATEMENT CHANGES IN SHAREHOLDERS’ EQUITY – From 04/01/2008 to 06/30/2008 (thousands Reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 - REVALUATION RESERVE	6 – PROFIT RESERVES	7- ACCUMUALTED EARNINGS/LOSSES	8 – EQUITY ASSESSMENT ADJUSTMENT	9 – TOTAL SHAREHOLDERS EQUITY
5.01	Opening Balance	3,445,043	0	0	729,921	51,015	0	4,225,979
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	3,445,043	0	0	729,921	51,015	0	4,225,979
5.04	Profit / Loss of the Period	0	0	0	0	71,172	0	71,172
5.05	Destination	0	0	0	0	(76,415)	0	(76,415)
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders Equity	0	0	0	0	(76,415)	0	(76,415)
5.05.03	Other Destinations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Assessment Adjustment	0	0	0	0	0	0	0
5.07.01	Securities Adjustment	0	0	0	0	0	0	0
5.07.02	Accumulated Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combinations Adjustments	0	0	0	0	0	0	0
5.08	Capital Increase/Decrease	0	0	0	0	0	0	0
5.09	Capital Reserve Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End Balance	3,445,043	0	0	729,921	45,772	0	4,220,736

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

05.02 -  STATEMENT CHANGES IN SHAREHOLDERS’ EQUITY – From 01/01/2008 to 06/30/2008 (thousands Reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 - REVALUATION RESERVE	6 – PROFIT RESERVES	7- ACCUMUALTED EARNINGS/LOSSES	8 – EQUITY ASSESSMENT ADJUSTMENT	9 – TOTAL SHAREHOLDERS EQUITY
5.01	Opening Balance	2,500,000	0	0	729,921	0	0	3,229,921
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	2,500,000	0	0	729,921	0	0	3,229,921
5.04	Profit / Loss of the Period	0	0	0	0	122,187	0	122,187
5.05	Destination	0	0	0	0	(76,415)	0	(76,415)
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders Equity	0	0	0	0	(76,415)	0	(76,415)
5.05.03	Other Destinations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Assessment Adjustment	0	0	0	0	0	0	0
5.07.01	Securities Adjustment	0	0	0	0	0	0	0
5.07.02	Accumulated Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combinations Adjustments	0	0	0	0	0	0	0
5.08	Capital Increase/Decrease	945,043	0	0	0	0	0	945,043
5.09	Capital Reserve Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End Balance	3,445,043	0	0	729,921	45,772	0	4,220,736

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

1.         RESTATEMENT OF QUARTERLY INFORMATION OF 06.30.08

As consequence of the Notice CVM/SEP/GEA -2/N° 020/2009 of 16.01.09, which required the restatement of the Quarterly Information, the Company is resubmitting its 2º ITR/08 with amendments that regards to the following points:

• Balance Sheet and Statement of Income: changes in the accounting procedure used in 2º and 3º ITR related to the full goodwill amortization of the merged companies, considering the return of its value for the assets. The goodwill amortization is now registered by the deadline, the extension and proportion of the projected results;

• Notes: restatement of notes 1  “The company and its principal operations”, 3 “Summary of Principal Accounting Practice,” 9 “Income Tax and Social Contribution”, 10 “Investments”, 12 “Deferred” (presented as Note 13 in this required restatement), 15 “Shareholders’ Equity” (presented as note 16 in this required restatement), 22 “Other Operating Expenses” (presented as note 23 in this required restatement), 24 “Statements of Cash Flows” (presented one of the financial statements in this required restatement) and 25 “Statements of Value Added” and disclosure of a new note for “Intangible” (presented as note 12 in this required restatement).

The effects produced by the restatement, for comparison purposes, in the balance sheet and statement of income, are presented below:

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

(i)                                    Balance Sheet:

The effects presented in the Parent Company’s balance sheet refers to (i) reversal of full amortization established in the acquisition of Eleva Alimentos S.A. (“Eleva”) (see note 1.1 c) with the respective booking of amortization on the time, duration and proportion of projected results (see note 2 h), under the heading of Intangible; (ii) effect of the reversal of fully amortization established in the direct or indirect subsidiaries and respective booking of amortization on the deadline, extension and proportion of themselves was booked under the heading of Investments; and (iii) tributary effects of adjustment mentioned under the heading of Deferred Income Tax.

	PARENTY COMPANY
	Disclosure balance 06.30.08		Adjusted amount 06.30.08	Adjusted balance 06.30.08
Current Assets	1,092,387		—	1,092,387

Noncurrent Assets	625,526		(451,960)	173,566
Deferred Income Tax	485,966	(*)	(451,960)	34,006
Others	139,560		139,560

Investment	2,580,385	(*)	69,350	2,649,735
Plant, Property and Equipment	307,673		—	307,673
Intangible	—		1,340,297	1,340,297
Deferred	2,304		—	2,304

Total Assets	4,608,275		957,687	5,565,962

Current Liabilities	697,005		—	697,005

Noncurrent Liabilities	648,221		—	648,221

Shareholder’s Equity	3,263,049		957,687	4,220,736

Total Liabilities	4,608,275		957,687	5,565,962

(*) The amount presented includes rounding of decimal places and has no significant influence to the understanding of the adjusted amount

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

The effects presented in the Consolidated’s balance sheet refers to (i) reversal of full amortization established in the acquisition of Eleva Alimentos S.A. (“Eleva”) (see note 1.1 c), ) Batávia S.A. — Indústria de Alimentos (“Batávia”) (see note 1.1 e), Paraíso Agroindustrial S.A., AVA Comércio e Representações Ltda. (“AVA”) and Incubatório Paraíso Ltda. (see note 1.1 f) with the respective booking of amortization on the deadline, extension and proportion of projected results (see note 2 h), under the heading of Intangible and (ii) tributary effects of adjustment mentioned under the heading of Deferred Income Tax.

	Consolidated
	Disclosure balance 06.30.08		Adjusted amount 06.30.08	Adjusted balance 06.30.08
Current Assets	4,349,808		—	4,349,808

Noncurrent Assets	950,662		(502,793)	447,869
Deferred Income Tax	626,949	(*)	(502,793)	124,156
Others	323,713	(*)	—	323,713

Investment	2,283		—	2,283
Plant, Property and Equipment	2,747,078		—	2,747,078
Intangible	177,913	(*)	1,460,480	1,638,393
Deferred	143,645		—	143,645

Total Assets	8,371,389		957,687	9,329,076

Current Liabilities	2,623,214		—	2,623,214

Noncurrent Liabilities	2,483,900		—	2,483,900

Deferred Income	72		—	72
Minority	399		—	399
Shareholder’s Equity	3,263,804		957,687	4,221,491

Total Liabilities	8,371,389		957,687	9,329,076

(*) The amount presented includes rounding of decimal places and has no significant influence to the understanding of the adjusted amount

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

(ii)                                Statement of income

	PARENTY COMPANY
	Disclosure balance on quarterly 06.30.08	Adjusted amount 06.30.08	Balance adjusted on quarterly 06.30.08	Accumulated disclosure balance 06.30.08	Adjusted amount 06.30.08	Accumulated adjusted balance 06.30.08
Gross Sales	501,137	—	501,137	501,137	—	501,137
Sales Deduction	(58,669)	—	(58,669)	(58,669)	—	(58,669)
Net Sales	442,468	—	442,468	442,468	—	442,468
Cost of Sales	(372,506)	—	(372,506)	(372,506)	—	(372,506)
Gross Profit	69,962	—	69,962	69,962	—	69,962
Operating Income (Expenses)	(24,974)	—	(24,974)	(13,423)	—	(13,423)
Other Operating Income (Expenses)	(1,362,668)	1,340,297	(22,371)	(1,362,668)	1,340,297	(22,371)
Equity pick-up	(39,453)	69,350	29,897	3,983	69,350	73,333
Operating Results	(1,357,133)	1,409,647	52,514	(1,302,146)	1,409,647	107,501
Non-Operating Results	1,281	—	1,281	1,281	—	1,281
Income Before Tax and Profit Sharing	(1,355,852)	1,409,647	53,795	(1,300,865)	1,409,647	108,782
Provision for Income Tax and Social Contribution	(15,955)	—	(15,955)	(18,744)	—	(18,744)
Deferred Income Tax	485,292	(451,960)	33,332	484,109	(451,960)	32,149
Profit Sharing	—	—	—	—	—	—
Earning/Losses in Period	(886,515)	957,687	71,172	(835,500)	957,687	122,187

	CONSOLIDATED
	Disclosure balance on quarterly 06.30.08	Adjusted amount 06.30.08	Balance adjusted on quarterly 06.30.08	Accumulated disclosure balance 06.30.08	Adjusted amount 06.30.08	Accumulated adjusted balance 06.30.08
Gross Sales	3,251,026	—	3,251,026	6,097,725	—	6,097,725
Sales Deduction	(418,268)	—	(418,268)	(803,218)	—	(803,218)
Net Sales	2,832,758	—	2,832,758	5,294,507	—	5,294,507
Cost of Sales	(2,208,194)	—	(2,208,194)	(4,133,495)	—	(4,133,495)
Gross Profit	624,564	—	624,564	1,161,012	—	1,161,012
Operating Income (Expenses)	(457,851)	—	(457,851)	(937,834)	—	(937,834)
Other Operating Income (Expenses)	(1,501,668)	1,460,480	(41,188)	(1,514,078)	1,460,480	(53,598)
Equity pick-up	—	—	—	—	—	—
Operating Results	(1,334,955)	1,460,480	125,525	(1,290,900)	1,460,480	169,580
Non-Operating Results	(9,846)	—	(9,846)	(13,349)	—	(13,349)
Income Before Tax and Profit Sharing	(1,344,801)	1,460,480	115,679	(1,304,249)	1,460,480	156,231
Provision for Income Tax and Social Contribution	(34,859)	—	(34,859)	(49,544)	—	(49,544)
Deferred Income Tax	501,139	(502,793)	(1,654)	530,842	(502,793)	28,049
Profit Sharing	(3,162)	—	(3,162)	(7,614)	—	(7,614)
Minority	(129)	—	(129)	(238)	—	(238)
Earning/Losses in Period	(881,812)	957,687	75,875	(830,803)	957,687	126,884

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

1.1       THE COMPANY AND ITS PRINCIPAL OPERATIONS

Founded in 1934, in the southern State of Santa Catarina, Perdigão S.A. and its subsidiaries (collectively “the Company”) is one of Brazil’s largest Companies in the food sector. With a focus in raising, production and slaughter of poultry, pork and beef; processing and/or sale of meats, milk, dairy products, frozen pasta, frozen vegetables and soybean derivatives, the Company produces approximately 3,000 items (SKU’s), including:

•                  Frozen whole chickens and chicken, turkeys, pork and beef cuts;

•                  Ham products, sausages, bologna, frankfurters, salami and other smoked products;

•                  Hamburgers, steaks, breaded meat products, kibes and meatballs;

•                  Lasagnas, pizzas, vegetables, cheese breads, pies and pastries;

•                  Milk and dairy products;

•                  Juices, yogurts, soy milk and soy juices;

•                  Margarine; and

•                  Soy meal and refined soy flour, as well as animal feed.

The Company operates 22 meat processing plants, 13 milk and dairy processing plants, 1 margarine processing plant and 1 soybean processing plant distributed in the following states: Rio Grande do Sul, Santa Catarina, Paraná, Goiás, São Paulo, Mato Grosso, Mato Grosso do Sul and Bahia.  The subsidiary Plusfood Groep B.V. operates 3 meat processing plants, distributed in the United Kingdom, Holland and Romania.  Abroad, the company has sales offices in the United Kingdom, Italy, Spain, Hungary, France, Japan, The Netherlands, Russia, Singapore and United Arab Emirates and one cheese processing plant in Argentine.

The domestic distribution network uses 27 distribution centers in 13 Brazilian states and the Federal District and one distribution center in Europe, selling products to 80,000 supermarkets, retail and wholesale markets, food service and others, exporting to more than 110 countries.

The Company has the brands Perdigão, Chester, Apreciatta, Borella, Batavo, Halal, Sulina, Toque de Sabor, Ligth & Elegant Escolha Saudável, Confidence, Fazenda, Confiança, Unef, BFF and Nabrasa and the expression Turma da Mônica (licensed). In addition, the Company’s portfolio includes the brands Doriana, Claybon, Delicata, Friki (licensed), Fribo, Elegê, Santa Rosa, El Vaquero, Dobon, Yobon, Kids, Balance, Yogê, Avipal, Al Badiya, Razili, L’Ami, among others.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

The Company has its shares traded at Bolsa de Valores de São Paulo (Bovespa) and has joined Bovespa’s special corporate governance level “new market” (novo Mercado).  The Company also has its shares traded on the New York Stock Exchange (NYSE) as American Depositary Receipts (ADR’s), Level III.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

a)                                      Subsidiaries and Participation as of June 30, 2008:

(1) Holding and centralizing of investments abroad

(2) Companies with no operating activities

(3) Company constituted with the purpose of operate in the European market.

Note: the Companies with no indication of percentage of participation are, directly or indirectly, wholly-owned subsidiaries of Perdigão S.A.

b)                                      Cotochés acquisition:

On April 2, 2008, the Company, on behalf of its subsidiary, Perdigão Agroindustrial S.A, acquired 100% of the representative quotes of capital stock of the company Maroca e Russo Indústria e Comércio Ltda. (Cotochés), a company in the dairy-processed products segment, located in Minas Gerais, for the amount of R$51,000, with net assets of R$11,799, generating a preliminary goodwill of R$39,201.

c)                                      Eleva acquisition:

On February 21, 2008, the Company concluded the acquisition of Eleva started on January 2, 2008, for the amount of R$ 1,676,160. This amount consists of R$764,606 paid in cash to the controlling shareholder and minority shareholders of Eleva and

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

R$911,554 coming from the exchange of shares of Eleva for shares of Perdigão to remaining shareholders.

The Company recorded these acquisitions based on the net book value of assets and liabilities acquired, and recorded a R$1,362,848 of goodwill, as follows:

Total acquistion -R$
Amount paid	764,606
Exchange shares	911,554
Additional costs with acquisition (*)	3,015
Acquisition costs	1,679,175

Assets and liabilities, net	489,357
Adjustment to uniform accounting practices (**)	(153,553)
Effects of the adjustment in the beginning balance	(19,477)
Assets and liabilities acquired, net	316,327
Interest acquired	100.00%
Net Assets acquired	316,327
Goodwill	1,362,848

(*) Additional costs with acquisition refer, to costs for attorneys, external auditors, consultants and legal publication.

(**) To adjust Eleva’s accounting practices to be consistent with those of Perdigão, the revaluation reserve of the subsidiary Eleva was reversed on 01.02.08.

On April 30, 2008, the whole subsidiary Eleva was merged into Perdigão S.A. (see note 1 g i).

d)                                      Plusfood acquisition:

On January 2, 2008, the Company, through its subsidiary Perdigão Holland BV, acquired 100% of the shares of Plusfood Groep BV (“Plusfood”) from Cebeco Groep BV (“Cebeco”). The company finalized on June 20, 2008 the determination of goodwill in accordance with the closure of the final audited balance sheet of Plusfood, and the final price paid was EUR16.487 (represented by the total amount of EUR31.200 deducted from the net debt discharged at close of Plusfood of 12.31.07). The net assets acquired was EUR8.935, and the final goodwill discharged was of EUR7.552.

Translated to Reais in June, 30, 2008, the Company recorded a goodwill of R$18,927 regarding this acquisition.

e)                                      Batávia acquisition:

On November 28, 2007, the Company acquired for R$ 155,081 in cash (including additional costs with acquisition of R$81) the remaining 49% stake in Batávia’s capital

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

shares from Cooperative owners, generating goodwill of R$112,889 and Batávia becoming a wholly owned subsidiary.

On May 26, 2006, the Company have already  acquired 51% of the representative shares of the capital stock of Batávia and machinery and equipment which were loaned to Batávia, for the amount of R$113,373 (net of cash acquired of R$2,579) and including additional acquisition costs of R$1,252), generating goodwill of R$75,490. This acquisition occurred through the whole subsidiary PDA Distribuidora de Alimentos Ltda. (PDA), that on November 30, 2006 was fully merged into Batávia.

f)                                        Other acquisitions:

On July 31, 2007, the Company acquired, for R$28,710 (including additional acquisition costs), 100% of the shares of Paraíso Agroindustrial S.A., located in Jataí, State of Goiás, with net assets of R$6,376, generating goodwill of R$22,334.

On August 1, 2007, the Company acquired, for R$74,828, the margarine business of Unilever, including 100% of the quotas of AVA. The net assets acquired amounted to R$9,004, generating goodwill of R$65,824.

On August 1, 2007 both Companies were merged into Perdigão Agroindustrial S.A..

The Company also acquired the companies Sino dos Alpes Alimentos Ltda, Incubatório Paraíso Ltda., Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda. (“Perdigão Agroindustrial Mato Grosso”), from June 2005 to March 2007. These acquisitions generated goodwill of R$ 20,721.  Incubatório Paraíso Ltda. was fully merged into  in 2006.

g)                                     Corporate Restructuring

Considering the need to simplify its current corporate structure and develop its activities with savings operational cost, started a process of societary restructuring for unification of operations seeking to strengthen the financial structure of the Company and its subsidiaries through the use in its operations of the tax benefits represented by the amortization of goodwill discharged by acquisitions of companies accomplished.

This corporate restructuring was approved in Ordinary and Extraordinary Meeting on April 30, 2008 and as relevant event on April 11, 2008, part of process was realized until June 30, 2008, as described below:

i)                 Eleva merger

On April 30, 2008, through controlling company Perdigão S.A, there was the merger of

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

wholly-owned subsidiary Eleva as mentioned in note 1 c.

The net assets merged by Perdigão S.A was represented below:

04.30.08
Current Assets	779,611
Non-current Assets	286,188
Permanent Assets	404,504
Current Liabilities	(591,020)
Non-current Liabilities	(547,077)
Net Assets	332.206

On May 01, 2008, the controlling company Perdigão S.A made a capital increase on wholly-owned subsidiary Perdigão Agroindustrial S.A. with shareholdings in companies Avipal S.A. Construtora e Incorporadora, Avipal S.A. Alimentos, Avipal Nordeste S.A., Avipal Centro-Oeste S.A. and Estabelecimento Levino Zaccardi y Cia. S.A.(all old Eleva´s wholly-owned subsidiary). Thus, the old Eleva´s wholly-owned subsidiary have become Perdigão´s wholly-owned subsidiary.

h)                                     CCL operation — Cooperativa Central de Laticínios do Estado de São Paulo

(i) In September 2007, the Company through its subsidiary Avipal Nordeste S.A. (“Avipal NE”), into a supply contract with CCL, whereby CCL agrees to sell and Avipal NE agrees to buy 100% of the UHT milk produced, processed and/or sold by CCL (with minimum volume of 6 million liters), and also entered into an industrialization contract of pasteurized milk, butters and creams with minimum volume of 7 million liters, 175 tons and 100 tons respectively, per month.

(ii) In September 2007, the Company through its subsidiary Avipal NE, into a raw milk supply contract with CCL, whereby CCL irrevocably agrees to supply raw milk to Avipal NE and not to sell or otherwise supply raw milk to any other third party without the express consent of Avipal. In return for the exclusivity and non-competition in the supply, up to the limit of 200,000 liters/day. The effect of this contract is related to the rescission of the supply contract mentioned above. Therefore, this contract is not producing any effect currently.

i)                                        CCPL operation — Cooperativa Central de Produtores de Leite

On March 12, 2008, through its subsidiary Batávia entered into an industrialization contract of UHT milk and some other dairy products (with minimum volume of 9 million liters, 70 tons and 100 tons) with CCPL.  Batávia also entered into a gratuitous loan contract, where the Company gives to CCPL equipment to pack UHT milk.

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

j)                                        Agro-Industrial Complex — Bom Conselho-PE

On September, 2007, the Company signed a protocol of intent with the government of the state of Pernambuco and the municipal government of Bom Conselho on the establishment of an Agroindustrial complex in that municipality, located 287 kilometers from Recife.  Two plants will be constructed in an area of 100 hectares, one for Batávia for processing dairy products and the other for Perdigão for processing meat products, along with a distribution center.

In the area for the construction, it is in the final phase of the earthworks, made by a company from Pernambuco, Cobrapa (Companhia Brasileira de Pavimentação). An experimental farm with the aim of increasing the network of suppliers, seek genetic improvement of livestock of the region, reduce prices and improve productivity have also begun to be deployed in an area of 50 hectares, near the place where the plant will work.

k)                                    Construction of industrial units in Rio Grande do Sul

On June 26, 2008, the Company announced the construction of a Unit of Reception and Cooling of milk in Bagé, in Rio Grande do Sul. The works should be implemented in a period of 10 months and the company expects to invest more than $ 1 million in the project and on June 10, 2008, the Company announced the construction of a plant for processing of powder milk in Três de Maio, in Rio Grande do Sul, in an area of 30 hectares donated by the municipal government. The works should be implemented in a period of 20 months and the company expects to invest $ 65 million in the project

2.         PRESENTATION OF THE FINANCIAL STATEMENTS

The Company’s financial statements, which are presented in thousands of Reais, were prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law 6.404/76, as amended), on the rules and regulations issued by the Brazilian Securities Commission (CVM) and on the accounting standards issued by IBRACON (Brazilian Institute of Independent Auditors).

The statements of cash flows were prepared in compliance with the Accounting Norms and Procedures — NPC 20 issued by IBRACON.

The statements of value added were prepared in compliance with the Brazilian Accounting Standards (NBCT) 3.7, approved by Resolution 1010/2005 issued by the Federal Accounting Council (CFC).  This statement presents the added value

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

generated by the Company and its distribution to employees, the government, third-party capital and shareholders’ remuneration.

3.         SUMMARY OF MAIN ACCOUNTING PRACTICES

i) General accounting practices

a)              Consolidation: includes the Company’s financial statements and the financial statements of the directly and indirectly controlled subsidiaries. All intercompany transactions were eliminated upon consolidation, including the unrealized profits/losses due to the transactions between Companies and including the eliminations of their charges and taxes. The minority interest of a subsidiary is presented separately in the balance sheet.

b)             Cash and Cash equivalents: include cash balance, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days from date of purchase (Note 4).

c)              Short-term investments: includes public and private fixed income securities that are stated at cost, plus income earned which does not exceed their market value (Note 5). The market value is discussed in Note 17 ‘e’.

d)             Trade Accounts Receivable: stated net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on risk analysis, which considers the estimated realization and takes into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not ask for collateral from its customers. In the event of default, efforts at collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified to non-current accounts receivable and an allowance for doubtful accounts is recorded (Note 6).

e)              Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. Provisions for obsolescence, for market value adjustments, for deterioration and slow moving, are made when applicable. (Note 7)

f)                Taxes and contributions on income: in Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

Deferred taxes are represented by the income tax loss carry forwards and negative base of social contribution (CSLL), as well as the impacts of temporary differences between tax and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets or liabilities according to their expected realization periods. When it is more likely than not that deferred tax assets will not be utilized in the future, a valuation allowance is recorded.

g)             Investments: the investments in foreign or domestic Companies are accounted for under the equity method.  Goodwill is also recorded within investments. The other investments are stated at acquisition cost and reduced to market value, when applicable (Note 10).

h)             Intangible: the intangible assets do not have physical substance, are separable and arise from contractual or other legal rights. The Company recorded in this group the goodwill based on the expectation of future earnings. The goodwill calculated on the expectation of future earnings was amortized over the extension and proportion of the projected results until 10 (ten).

i)                 Property, Plant and Equipment: stated at cost of acquisition or construction, monetarily restated up to December 31, 1995, and further adjusted by revaluation (last occurred in 1989, 1990 and 1995), based on evaluation reports issued by independent appraisers, less accumulated depreciation. In accordance with CVM Deliberation 193/1996 and CVM Release 01/2007, the Company has been capitalizing interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on weighted average rates and depletion based on utilization, and charged to the results (Note 11).

Breeding stock is recorded as fixed assets and during the formation period of approximately six months, the costs of labor, feed and medication are allocated thereto.  After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

j)                 Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will benefit the Company in future years. Deferred charges are amortized over the estimated period during which these projects contribute to the Company’s results (Note 13).

k)              Provisions for contingencies: a provision is recognized when, based on the opinion of management, its internal and external legal advisors, it is determined that losses on a judicial or administrative lawsuit are probable, can be reasonably estimated and it is probable that an outflow of cash will be required to

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

settle the obligation (Note 15 ‘a’).

l)                 Derivative Financial Instruments: measured using the accrual method of accounting.  Unrealized gains/losses are classified as loans (current or non-current) at each balance sheet date (Notes 13). Unrealized and realized gains and losses on such financial instruments are recognized as financial income/expenses, and the market value of these derivatives is disclosed in Note 17 ‘e’.

m)           Determination of income: income and expenses are recognized based on the accrual method of accounting.

n)             Revenue Recognition: the Company recognizes revenues when ownership and risks related to the products are transferred to the customer, the sales price is fixed and determinable, when evidence of the sales transaction exists and when collectibility is reasonably assured.  Revenue is not recognized if there are significant uncertainties as to its realization.

o)             Profit Sharing of Management and Employees: employees are entitled to profit sharing when certain goals established annually are achieved, and management is entitled to profit sharing based on statutory provisions and approval of the Board of Directors.  The amount is accrued in the period in which the goal is achieved (Note 21).

p)             Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and appropriated as selling expenses upon the actual delivery of the goods to the customer, and the recognition of revenue in the results. The shipping and handling costs amounted to R$531,979 (R$376,916 for the June 30, 2007).

q)             Advertising and sales promotion costs: the advertising and sales promotion costs are recognized when incurred and amounted to R$57,165 (R$26,127 for the June 30, 2007).

r)                Research and development (R&D): consists mainly of internal research and development of new products recognized when incurred on financial statements. The total amount of R&D expenses was R$7,929 (R$5,610 for the June 30,  2007).

s)              Earnings / Losses per share: calculated based on shares outstanding at the balance sheet date.

t)                Interest on shareholders’ equity: interests on shareholders’ equity received and

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

or paid/accrued are recorded as financial income and expense, respectively. For presentation of the financial statements, considering that interest on shareholders’ equity are in essence dividends, it was reclassified to investments and retained earnings respectively in order not to have an impact on income, except for the tax benefits recognized in the income tax and social contribution.  The interest on shareholders’ equity paid/accrued is calculated in accordance with the limits established in Law No. 9249/98 which are based on the application of the long term interest rate — TJLP — on the shareholders’ equity and is paid in replacement of or in addition to the proposed distribution of dividends determined based on the Company’s bylaws.

u)             Environmental costs: costs related to compliance with environmental regulations are considered as costs of production and capitalized when incurred.  Based on management’s analysis, provision for environmental costs recorded as of December 31, 2007 is sufficient to cover these costs.

v)             Subsidies and tax incentives: the Company has ICMS subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco and Mato Grosso state governments.  These tax incentives are related to construction of facilities, employment and social and economic development in these states.  These tax incentives are recorded directly as capital reserves in the companies that receive the benefits.  For consolidation purposes, such incentives are classified as other operating income.

w)           Translation of Foreign Currency: assets and liabilities of foreign subsidiaries are translated into Reais based on the exchange rate used on the closing date of the balance sheets, and all income statements accounts are translated based on the average monthly rates. The gains or losses resulting from this translation are accounted for in financial income (Note 18).

The Real exchange rates to the currencies described below on the closing date of the balance sheets were as follows:

	06.30.08	06.30.07	03.31.08
Final rates
US$ Dollar	1.5919	1.9262	1.7491
Euro (€)	2.5063	2.6073	2.7606
Pound (£)	3.1706	3.8676	3.4686

Average rates
US$ Dollar	1.6189	1.9319	1.7076
Euro (€)	2.5204	2.5932	2.6516
Pound (£)	3.1851	3.8399	3.4182

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

x)               Use of Estimates: when preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates were based on management’s assessment using the best available information, actual results could differ from those estimates.  The Company reviews the assumptions used in the accounting estimates at least annually.

y)             New law: On December 28, 2007, Law No. 11,638 was published and came into effect on January 1, 2008.  The change of the Law has the objective to promote the convergence of accounting practices adopted in Brazil into the International Financial Reporting Standards — IFRS and allows the regulations issued by CVM to be in accordance with the international standard accounting rules.

Although this Law is already in force, the main amendments introduced by it, depend on a standardization by the Brazilian regulatory agencies. On May 02, 2008 was issued the Instruction CVM nº 469, that determines the adoption of certains guidance of the new Law 11.638/07 on the financial statements of the year to end on December 12, 2008, as well, regarding to disclosure in notes of the eventual estimatives of effects arising of implementation of changes these new instruction in the shareholders’ equity and in the net income.

In the Company’s evaluation, among amendments introduced by such instruction that impact on the disclosure of consolidated quarterly informations of the Company, present value of assets and liabilities arising from non-current operations, as well as significant current operations, were considered applicable. The impacts of these adjustments are indicated follow:

•                  Assets and liabilities mentioned, were subjected to evaluated of the present value, when applicable, based on knowledge of the amount to be deducted methodology, realization (assets) and settlement dates (liabilities), as well the use of weighted average cost of capital (WACC) that reflect the best estimative of the Company considering the value of money over time and specifics risks for the asset and liabilities. The Company believes that significant portion of their assets and liabilities non-current had already been presented, substantially, the present value according to the market rates and present value adjust no present significant impact in the financial position on December 31, 2007 and in the ended periods on Mach 31, 2008 and June 30, 2008. Following the guidance of CVM, that through of 7ºarticle of Instruction nº 469/08 provide non-application of this regulation when the effects were not considered relevant, the Company chose just to disclosure, according to the

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

following table, the present value that would reduce the shareholder´s equity of the Company in the following accounts groups:

	12.31.07 Consolidated (released)	Adjust	12.31.07 Consolidated (After implementation of IN CVM nº. 469)
Current Assets	919,668	(15,793)	903,875
Non-current Assets	53,811	(3,835)	49,976
Current Liabilities	633,325	(6,661)	626,664
Non-current Liabilities	7,454	(707)	6,747
Shareholder´s Equity	3,225,979	(12,259)	3,213,720

The effects on the results for the ended quarterly on March 31, 2008 and on June 30, 2008, which also should impact on shareholder´s equity, should represented net expenses of income tax on the amounts of R$614 and R$1,534, respectively.

Other amendments introduced by the Instruction CVM nº 469 have already been attended or are not been applicable to the Company. Also in relation to the Law nº 11.638, the Company highlights the following subjects that, even though without standardization by the Brazilian regulatory agencies, will impact on the financial statements for the end up on December 31, 2008.

•              A new group called “Intangible” will be created in the Permanent, where intangible assets, including the goodwill acquired will be recorded. The deferred will be restrict to pre-operating expenses and incremental costs of restructuring.

•              In shareholders’ equity, the group “equity evaluation adjustments” was created, to record the increases and decreases due to market value evaluations, principally related to some financial instruments and exchange rate variation of investments in subsidiaries abroad, for which the functional currency is different from the parent company;

•              “Available-for-sale” or “Held-for-Trading” financial instruments will now be evaluated at market value. All the other financial instruments will be evaluated by the cost or market value, if lower;

•              The recovery amount of property, plant and equipment, intangible assets and deferred charges assets and rights shall be periodically evaluated;

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

•              In Transformation, Incorporation, Merger or Spin-off operations between independent parties in which there is an effective transfer of control, the valuation of assets and liabilities must be at market value; and

•              The tax incentives will not be recorded as capital reserve, as they will be part of the income/losses for the period.  The income amount of theses tax incentives can be allocated to the tax incentives reserve, as part of the income reserve, being possible the exclusion the amount of the mandatory dividends base.

4.         CASH AND EQUIVALENTS

	Parent Company		Consolidated
	06.30.08	03.31.08	06.30.08	03.31.08
Local currency:
Cash and banks	34,664	145	85,119	43,103
Highly liquid investments	49,257	48,244	124,183	119,537
	83,921	48,389	209,302	162,640
Foreign currency (*):
Cash and banks	15,499	—	70,291	67,431
Highly liquid investments	—	—	274,025	201,413
	15.499	—	344,316	268,844
	99,420	48,389	553,618	431,484

(*) Principally U.S. dollars

The investments in local currency refer basically to Bank Deposit Certificate (“CDB”) and Investment Funds, and are remunerated at the Certificates of Interbank Deposits (“CDI”) fluctuation rate.

The investments in foreign currency refer basically to Overnight and Time Deposit, bear interest at prefixed rate and Interbank Deposit Certificate (“CDI”)

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

5.         SHORT AND LONG TERM INVESTMENTS

		WATM	Parent Company		Consolidated
	Due date	(*)	06.30.08	03.31.08	06.30.08	03.31.08
Bank Deposit Certificates – CDB	From September 2008 to April 2012	1.9	168,830	191,157	301,692	455,407
Capitalization equity	From March to November 2009	1.8	155	—	263	155
Brazilian Treasury Notes	From June to October 2009	1.3	—	—	56,855	64,322
			168,985	191,157	358,810	519,884

Current			168,830	191,157	333,500	457,976
Non-current			155	—	25,310	61,908

(*) Weighted average term maturity (years).

Bank Deposit Certificate (“CDB”) are denominated in Reais and bear interest at a rate between 100% and 105% of the Interbank Deposit Certificate (“CDI”) fluctuation.

Brazilian Treasury Securities are denominated in U.S. dollars. They bear interest at a weighted average prefixed and post fixed interest.

6.         TRADE ACCOUNTS RECEIVABLE

	Parent Company		Consolidated
	06.30.08	03.31.08	06.30.08	03.31.08
Current
Domestic trade accounts receivable	193,524	—	655,198	578,314
Foreign trade accounts receivable	101,008	—	623,284	506,614
(-) Allowance for doubtful accounts	(3,775)	—	(13,189)	(12,055)
	290.757	—	1,265,293	1,072,873
Non-current
Domestic trade accounts receivable	—	—	29,012	28,698
Foreign trade accounts receivable	—	—	1,943	2,135
(-) Allowance for doubtful accounts	—	—	(19,101)	(18,838)
	—	—	11.854	11,995

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

The changes in the allowance for doubtful accounts are as follows:

	06.30.08	03.31.08
Balance at beginning of period	30,893	25,510
Provision	3,000	2,455
Increase (Companies acquired)	850	7,253
Write-offs	(2,453)	(4,325)
Balance at end of period	32,290	30,893

The aging list of the accounts receivable is as follows:

	06.30.08	03.31.08
Amounts receivable:	1,127,397	964,454
Overdue:
Between 01 and 60 days	126,192	94,512
Between 61 and 120 days	8,225	11,757
Between 121 and 180 days	6,731	14,217
Between 181 and 360 days	5,731	—
Over 360 days	35,161	30,823
(-) Allowance for doubtful accounts	(32,290)	(30,895)
	1,277,147	1,084,868

7.         INVENTORIES

	Parent Company		Consolidated
	06.30.08	03.31.08	06.30.08	03.31.08
Finished goods	154,556	—	704,617	612,950
Goods-in-process	14,877	—	58,360	57,485
Raw materials	27,717	—	112,977	176,427
Livestock (poultry, turkey and hogs) for slaughter	79,347	—	434,869	413,115
Secondary material and packing	22,865	—	183,624	168,511
Advances to suppliers and imports in transit	1,212	—	19,440	20,326
	300,574	—	1,513,887	1,448,814

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

8.         RECOVERABLE TAXES

	Parent Company		Consolidated
	06.30.08	03.31.08	06.30.08	03.31.08
State ICMS (VAT)	59,785	—	200,790	188,912
Income tax	37,784	35,966	56,370	69,397
PIS/COFINS (Federal Taxes to Fund Social Programs)	179,874	—	279,647	226,932
Import Duty	—	—	17,448	18,056
IPI (Federal VAT)	2,197	—	9,963	9,873
Provision for tax	(22,484)	—	(22,484)	(21,365)
Others	316	—	2,254	6,482
	257,472	35,966	543,988	498,287

Current	167,506	35,966	402,425	369,983
Non-current	89,966	—	141,563	128,304

ICMS - Tax on the Circulation of Goods and Services (State VAT):

Credits are generated by exports reduced tax rates in domestic market and by investments in property, plant and equipment. The Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market or are transferred to third parties.

On February 2007, the Company, ensured the maintenance of ICMS credit to recover in the state of Rio de Janeiro in the STJ (“Supremo Tribunal Regional”), due to the difference in rates which amounts R$ 29,660 already registered in accounting book and also the right to the monetary adjustments on the credits, with estimate of December 31, 2007 of approximately R$ 33,000, not recorded in the financial statements. The Administration will only recognize the corresponding credit to the monetary adjustments with its effective implementation.

The Company has R$ 20,287 of ICMS credit in the state of Mato Grosso do Sul. The Company believes that receiving the credit is doubtful, and therefore was provisioned on non-current assets.

PIS / COFINS:

PIS and COFINS (Federal Taxes to Fund Social Programs) taxes to recover incur basically from raw materials acquisitions used in exported products, products sold without tax rate (such as UHT milk and pasteurized milk and sales in Franca area, in Manaus). The realization of this credits can be done by compensation of taxable sales in domestic market, with other federal taxes or imbursement.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

The Company has R$ 171,498 credit and has a judicial measure in order to accelerate the imbursement analyses process of the requests under monitor and waiting to new amount to be defined. In the first quarter of 2008, the Company has been authorized to receive R$ 32,246 and is waiting to receive the amount until May 2008. The Company believes that the remaining credits shall have the same treatment, and therefore be compensated.

The Company’s management has been studying the development of alternatives that allow the use of the credits and there is no expectation to lose the realization of those credits.

Withholding Income Tax and Social Contribution:

Corresponds to withholding tax on investments and on interest on shareholders’ equity received by the parent company, which are offset against federal taxes payable.

9.         INCOME TAX AND SOCIAL CONTRIBUTION

a)         Income Tax and Social Contribution on Net Income:

	Parent Company		Consolidated
	06.30.08	06.30.07	06.30.08	06.30.07
Income (Loss) before taxes and participations	108,782	145,340	156,231	170,146
Nominal tax rate	34%	34%	34%	34%
Tax expense at nominal rate	(36,986)	(49,415)	(53,119)	(57,850)
Adjustment of taxes and contributions on:
Statutory profit sharing	—	—	2,165	2,396
Interest on shareholders’ equity	25,981	—	25,981	12,750
Equity pick-up	24,933	39,923	(15,818)	(17,829)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	36,831	25,993
Tax incentives	—	—	845	4,664
IR/CS adjustment on goodwill	(4,561)	—	(22,811)	—
Other adjustments	4,038	(15)	4,430	2,640
Actual tax benefit (expense)	13,405	(9,507)	(21,496)	(27,236)

Current income (expense) benefit taxes	(18,744)	(6,699)	(49,544)	(26,386)
Deferred income (expense) benefit taxes	32,149	(2,808)	28,048	(850)

The composition of the taxable income and the taxes from the subsidiaries abroad is as follows:

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

	6 months ended
	06.30.08	06.30.07
Taxable income from foreign subsidiaries	135,032	88,761
Current income taxes of subsidiaries abroad	(2,964)	(2,184)
Deferred income taxes of subsidiaries abroad	(6,116)	(2,002)

b) Deferred Income Tax and Social Contribution are as follows:

	Parent Company		Consolidated
	06.30.08	03.31.08	06.30.08	03.31.08
Tax losses carry forwards (IRPJ)	19,512	3,733	60,201	67,641
Negative calculation bases (CSLL)	7,069	1,378	21,090	24,337
Temporary differences:
Provisions for contingencies	45,531	—	98,993	82,898
Income taxes and social contributions on goodwill	(25)	—	(9,997)	—
Interest from foreign subsidiary	—	—	(34,155)	(35,230)
Taxes whose payments are suspended	25	25	9,199	11,402
Unrealized loss on derivatives	1,595	—	15,522	6,413
Non-taxable Depreciation	(42,921)	—	(60,715)	(60,345)
Tax receivable Provision	7,645	—	7,645	7,264
Other temporary differences	209	173	3,298	8,357
	38,640	5,309	111,081	112,737

Current asset	45,960	5,284	80,930	57,418
Non-current asset	34,006	25	124,156	149,757
Non-current liability	41,326	—	94,005	94,438

In Brazil, tax returns are subject to review by tax authorities for a period of five years as from the date the tax return. The Company could be subject to additional taxes, fines and interest as a result of these reviews. The results of Crossban Holdings GMBH and other foreign subsidiaries abroad are subject to local taxes according to local tax rates and rules.

The Company’s management expects that deferred tax assets, recorded on tax losses and negative basis of social contribution, should be realized as shown below:

Year	Value
Current (until 12.31.08)	20,517
2009	39,744
2010	21,030
81,291

Tax assets related to provisions for contingencies will be realized as the lawsuits are

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current.

10.                               INVESTMENT

a)         Investments in subsidiaries — Parent Company

	Perdigão Agroindus-	Eleva Alimen-tos	PSA Participa-	PDF Participa-	Perdigão Export	Total
	trial S.A.	SA	ções Ltda	ções Ltda	Ltd.	06.30.08	03.31.08
Paid in capital	1,483,528	—	—	—	16	—	—
Income in period	70,826	—	69	—	—	—	—
Shareholders’ equity of the subsidiary	2,281,791	—	—	—	—	—	—
Shares owned by Perdigão S.A..	2,281,791	—	(141)	—	—	2,281,651	2,488,482
Investment before the application of the equity method	1,939,451	—	(210)	—	—	1,939,241	1,939,241
Acquisition of new companies	—	3,597	—	—	—	3,597	335,803
Capital increase	269,028	—	—	—	—	269,028	170,000
Equity pick-up	73,313	(3,597)	69	—	—	69,785	43,438
Subventions and tax incentives - See note 3 v	2,486	—	—	—	—	2,486	2,106
Paid in capital	70,827	(3,597)	69	—	—	67,299	41,332

b)         Investments are as follows:

	Parent Company		Consolidated
	06.30.08	03.31.08	06.30.08	03.31.08
Investments in direct subsidiaries	2,281,651	2,488,482	—	—
Advance for future capital increase	368,076	37,503	—	—
Goodwill on the acquisition of investments (*)	—	1,343,371	—	1,493,050
Other investments	8	8	2,283	2,408
	2,649,735	3,869,364	2,283	1,495,458

(*) Refers to the goodwill from the acquisition of Cotochés (Note 1b), Plusfood (note 1d), 49% of Batávia (Note 1c), Sino dos Alpes in 2007 and of Perdigão Mato Grosso in 2005 (Note 1f).

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

11.                               PROPERTY, PLANT AND EQUIPMENT

Parent Company:

As of June 30, 2008:

	Annual weighted average deprec. rate (%)		Costs value	Depreciation	Residual Value
Buildings and improvements	4		200,480	(110,012)	90,468
Machinery and equipment	11		357,884	(256,584)	101,300
Electric and hydraulic installations	10		72,563	(36,808)	35,755
Forests and reforestations	3		5,871	(1,774)	4,097
Other	12		18,269	(12,737)	5,532
Land	—		37,537	—	37,537
Breeding stock	(*	)	47,600	(21,512)	26,088
Construction in progress	—		2,142	—	2,142
Advances to suppliers	—		4,754	—	4,754
			747,100	(439,427)	307,673

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

Consolidated:

As of June 30, 2008:

	Annual weighted average deprec. rate (%)		Costs value	Depreciation	Residual Value
Buildings and improvements	4		1,313,443	(399,115)	914,328
Machinery and equipment	11		1,952,923	(917,135)	1.035,788
Electric and hydraulic installations	10		223,554	(88,263)	135,291
Forests and reforestations	3		62,114	(14,714)	47,400
Other	12		74,788	(37,740)	37.048
Land	—		164,842	—	164,842
Breeding stock	(*	)	228,889	(77,549)	151,340
Construction in progress	—		223,196	—	223,196
Advances to suppliers	—		37,845	—	37,845
			4,281,594	(1,534,516)	2,747,078

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

As of March 31, 2008:

	Annual weighted average deprec. rate(%)		Costs value	Depreciation	Residual Value
Buildings and improvements	4		1,287,075	(386,503)	900,572
Machinery and equipment	11		1,871,845	(877,298)	994,547
Electric and hydraulic installations	10		213,719	(83,641)	130,078
Forests and reforestations	3		57,317	(14,161)	43,156
Other	12		69,990	(36,281)	33,709
Land	—		161,548	—	161,548
Breeding stock	(*	)	218,869	(71,230)	147,639
Construction in progress	—		189,712	—	189,712
Advances to suppliers	—		26,258	—	26,258
			4,096,333	(1,469,114)	2,627,219

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

At June 30, 2008 the changes in the cost of property, plant and equipment consisted of:

	Balance as of 12.31.07	Additions	Business acquisitions (*)	Write-off	Transfer	Exchange	Balance as of 06.30.08
Buildings and improvements	1,016,209	2,785	373,877	(118,812)	40,853	(1,469)	1,313,443
Machinery and equipment	1,399,712	23,482	610,577	(148,345)	70,972	(3,475)	1,952,923
Electric and hydraulic installations	123,459	6,615	82,973	(10,683)	21,197	(7)	223,554
Forests and reforestations	48,958	775	6,516	(334)	6,199	—	62,114
Other	39,615	3,222	29,720	(2,497)	5,177	(449)	74,788
Land	121,501	383	88,453	(48,837)	3,377	(35)	164,842
Breeding stock	138,045	102,948	72,367	(84,839)	368	—	228,889
Construction in progress (*)	110,955	260,611	9,427	(6,829)	(150,787)	(181)	223,196
Advances to suppliers	16,109	21,368	398	(30)	—	—	37,845
Elimination of intercompany transactions	—	(105)	—	105	—	—	—
	3,014,563	422,084	1,274,308	(421,101)	(2,644)	(5,616)	4,281,594

(*) Refers to acquisitions of Eleva, Plusfood and Cotochés.

(**) Refers, basically, to: (i) construction site for the expansion of Perdigão Mato Grosso facility, located in Nova Mutum, to increase the production capacity in this facility; started in August, 2007; and (ii) expenses related to construction of the agroindustrial complex in Mineiros, State of Goiás, especially developed for poultry production. The complex was inaugurated on March, 2007, and is still in the process of expanding the plants capacity.

During the second quarter 2008, the Company capitalized interest of R$ 6,044 (R$ 11,296 on June, 30, 2007) related to constructions in progress. The interest is

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

capitalized until the transfer from construction in progress to operating fixed assets, when the depreciation starts.

12.            INTANGIBLE

Parent Company

	Balances as of 03.31.2008	Tranfers	Additions/Written -off	Amortization	Exchange gain / loss	Balances as of 06.30.2008
Goodwill – Eleva aquisition	1,343,372	—	19,477	(22,552)	—	1,340,297

	1,343,372	—	19,477	(22,552)	—	1,340,297

Consolidated

	Balances as of 03.31.2008	Tranfers	Additions/Written -off	Amortization	Exchange gain / loss	Balances as of 06.30.2008
Goodwill - Incubatório Paraíso Ltda acquisition	890	—	—	(78)	—	812
Goodwill - Paraíso Agroindustrial Ltda acquisition	20,102	—	—	(1,116)	—	18,986
Goodwill – margarines business acquisition	59,242	—	—	(3,291)	—	55,951
Goodwill – Eleva acquisition	1,343,372	—	19,477	(22,552)	—	1,340,297
Goodwill – Batávia acquisition	161,345	—	45	(9,422)	—	151,968
Goodwill - Perdigão Mato Grosso acquisition	8,618	—	—	(327)	—	8,291
Goodwill – Plusfood acquisition	22,624	—	(1,632)	(637)	(2,059)	18,296
Goodwill – Sino dos Alpes acquisition	4,860	—	—	(270)	—	4,590
Goodwill – Cotochés acquisition	—	—	39,202	—	—	39,202
	1,621,053	—	57,902	(37,693)	(2,059)	1,638,393

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

13.            DEFERRED CHARGES

Parent Company:

As of June 30, 2008:

	Annual weighted average amort. rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses	18	171	—	171
Software development	22	4,000	(1,867)	2,133
		4,171	(1,867)	2,304

Consolidated:

As of June 30, 2008:

	Annual weighted average amort, rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses (*)	18	133,766	(52,988)	80,778
Software development	22	53,673	(13,373)	40,300
Reorganization expenses	24	47,434	(24,867)	22,567
Goodwill on business acquisition (**)	20	156,403	(156,403)	—
		391,276	(247,631)	143,645

As of March 31, 2008:

	Annual weighted average amort, rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses (*)	18	102,732	(35,161)	67,571
Software development	22	45,406	(11,452)	33,954
Reorganization expenses	24	66,083	(37,337)	28,746
Goodwill on business acquisition (**)	20	156,403	(28,400)	128,003
		370,624	(112,350)	258,274

(*) Refers substantially to the projects related to the Rio Verde and Mineiros plants.

(**)As mentioned in notes the 1c, e f, e 3i the amount refers to the goodwill from the acquisitions, followed by mergers into of the margarine business of Unilever, Paraíso Agroindustrial S.A., 51% of Batávia and Incubatório Paraíso.

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

14.            CURRENT AND NON-CURRENT DEBT

Parent Company :

Funding line	Charges (% a.a.)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non- current	Balance as of 06.30.08	Balance as of 03.31.08
Local currency (R$):
Rural credit	6,75% (6.93% a 03.31.08)	6.75%	0.4	58,035	—	58,035	—
Working Capital	95% CDI	11.64%	1.9	—	50,762	50,762	—
FINEM - BNDES	TJLP + 1.70% (TJLP + 2.67% a 03.31.08)	9.27%	2.9	6,019	27,080	33,099	—
Tax incentives and other	(TJLP / TAXA FIXA / IGPM / TR) + 6.78%	11,34%	3.1	785	7,529	8,314	—
Total local currency				64,839	85,371	150,210	—

Funding line	Charges (% a.a.)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non- current	Balance as of 06.30.08	Balance as of 03.31.08
Foreign currency
Advances on export contracts - ACC’s e ACE’s (US$)	4.82% + e.v.(US$)	4.82% + e.v.(US$)	0.5	189,053	—	189,053	—
Working Capital (US$)	EURIBOR + 1.20%	6,82% + e.v.(US$)	1.5	25,089	67,706	92,795	—
Pre-export facilities (US$)	LIBOR + 1.68% + v.c.(US$)	4.78% + e.v.(US$)	2,2	134,681	333,670	468,351	—
FINEM - BNDES (US$ and other currencies)	UMBNDES + 2.41% + e.v.(US$ and other currencies)	8.19% + e.v.(US$ and other currencies)	3.8	142	1,982	2,124	—
Net SWAP balance (see note 16 c)	%CDI vs e.v.(US$ and other currencies)	%CDI vs e.v.(US$ and other currencies)	0.1	4,691	—	4,691	—
Total foreing currency				353,656	403,358	757,014	—
Total debt				418,495	488,729	907,224	—

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

Consolidated :

Funding line	Charges (% a.a.)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non- current	Balance as of 06.30.08	Balance as of 03.31.08
Local currency (R$):
Rural credit	6.75% (6.93% on 03.31.08)	6.75% (6.93% on 03.31.08)	0.3	222,549	—	222,549	210,366
Working Capital	95% CDI	11.64%	1.9	—	50,762	50,762	3,844
FINEM - BNDES	TJLP + 2.20% (TJLP + 2.67% on 03.31.08)	8.61% (8.97% on 03.31.08)	3.1	37,594	264,535	302,129	233,362
Debentures - BNDES	TJLP + 6.00%( TJLP + 6,00% on 03.31.08)	12.25% (12.25% on 03.31.08)	1.1	4,185	4,148	8,333	10,411
Tax incentives and other	(TJLP / TAXA FIXA / IGPM / TR) + 6.08% (6.31% on 03.31.08)	8.47% (7.49% on 03.31.08)	3.1	125,864	185,035	310,899	302,678
Net Swap balance (see note 16 c)	% CDI vs TR	% CDI VS TR	1.0	(7)	—	(7)	(9)
Total local currency				390,185	504,480	894,665	760,652

Funding line	Charges (% a,a,)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non- current	Balance as of 06.30.08	Balance as of 03.31.08
Foreign currency
Advances on export contracts - ACC’s e ACE’s (US$)	4.29% + e.v.(US$) (4.65% + e.v.(US$) on 03.31.08)	4.29% + e.v.(US$) (4.65% + e.v.(US$) on 03.31.08)	0.4	424,752	—	424,752	607,359
Working Capital (US$)	EURIBOR + 1.20%	6.52% + e.v.(US$)	1.1	55,451	67,706	123,157	163,816
Trade related facilities (US$)	LIBOR + 1.38%(LIBOR + 1.31% on 03.31.08) + e.v.(US$)	4.51% (3.94% on 03.31.08) + e.v.(US$)	2.9	110,655	690,017	800,672	652,526
Pre-export facilities (US$)	LIBOR + 2.66% (LIBOR +2.09% on 03.31.08)+ v.c.(US$)	5.77% (5.20% on 03.31.08) + v.c.(US$)	2.3	353,678	828,928	1,182,606	1,032,470
FINEM - BNDES (US$ and other currencies)	UMBNDES + 2.65% (UMBNDES + 2.71% on 03.31.08) + e.v.(US$ and other currencies)	8.43% (8.62% on 03.31.08) + e.v.(US$ and other currencies)	2.9	5,776	28,711	34,487	30,922
Net SWAP balance (see note 17 c)	%CDI vs e.v.(US$ and other currencies)	%CDI vs e.v.(US$ and other currencies)	0.8	45,651	—	45,651	14,030
Total foreing currency				995,963	1,615,362	2,611,325	2,501,123
Total debt				1,386,148	2,119,842	3,505,990	3,261,775

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

Rural credit financing: the companies Pergidão S.A., Perdigão Agroindustrial, Batávia, Cotochés and Avipal NE are party to short-term rural credit loans with several commercial banks, under a Brazilian federal government program that offers an incentive to investments in rural activities. The maturity date up to June 2009 with liquidation of principal and interests in one payment at the end of the contract. The proceeds from these loans are used for working capital.

Working Capital: the Perdigão S.A has NCE (Export Credit Note)  indexated in Reais by a percentual of CDI. The maturity date of this contract is on April 2010, with liquidation of principal and interest in one payment at the end of the contract. The Perdigão Agroindustrial S.A has NCE in reais indexated by referential rate (TR)

Banco Nacional de Desenvolvimento Econômico e Social (BNDES) Facilities:  the Perdigão S.A and subsidiaries Perdigão Agroindustrial S.A. and Avipal NE, have a number of outstanding obligations with BNDES. The net proceeds from these loans were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are payable monthly, with final maturity dates from July 2008 to April 2015, and are secured by equipment, facilities and mortgages of Perdigão S.A., Perdigão Agroindustrial and Avipal NE buildings. The amounts of this debt in non-current are linked to the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket.

Debentures: the debentures are denominated in reais and these loans were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Between June 30, 1998 and November 21, 2000, the Company issued 81,950 fully paid-up simple debentures to the BNDES at the nominal unit value of R$1, with redemption period from June 15, 2001 to June 15, 2010; as of June 30, 2008, 75,277  debentures had been redeemed, The debentures are payable every six months, with maturity dates from December 2008 to June 2010.

Tax incentives and others: refer, principally, to credit facilities offered under state tax incentive programs (ICMS) to promote technological research and to finance exports machinery, equipment and construction, improvement or expansion of production facilities. They have several maturity dates up to 2043, interest rates encouraged and are secured by equipment, facilities and mortgages.

Advance on export contracts (ACC and ACE): these advances are liabilities to commercial banks, with maturity dates up to May 2009 principal payable through the exports of products, in accordance with the shipments, and which interest is paid in

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

cash at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export documents to the funding banks, these liabilities are denominated “ACE’s” and are recorded as paid only when the foreign customer has made full payment. Central Bank regulations allow companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in U.S. dollars.

Trade-related facilities: the subsidiary Perdigão International Ltd and Plusfood Groep B.V., had several trade-related facilities denominated in U.S. dollars, with maturity dates varying from October 2008 to December 2010 with principal payable in one payment at the end of the contract and interests payable quarterly and annualy. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with an average margin of 4,51% per year at June 30, 2008. The facilities are guaranteed by collaterals, Perdigão International Ltd and Plusfood Groep B.V., uses the net proceeds to import products and for other working capital needs.

Working Capital in US$: the Perdigão S.A. uses the Export Credit Note as working capital line. They are denominated in US$ and can be short or long term with several maturity dates and amortization up to November 2011.

Pre-export facilities: the Perdigão S.A and subsidiary Perdigão Agroindustrial had several pre-export facilities with several commercial banks, denominated in U,S, dollars, and maturities from July 2008 to March 2013. The pre-export facilities bear interest at three and six month LIBOR plus a margin, with several amortizations over the period of operation and interest payable in accordance with the LIBOR period. Under each of these facilities, Perdigão Agroindustrial receives a loan from one or more lenders relating to exports of products to abroad customers. The exported products guarantee the facilities.

The maturity schedule as of June 30, 2008 is as follow:

	Parent Company	Consolidated
2008 (current)	418,495	1.386,148
2009	70,506	237,280
2010	190,079	507,810
2011	118,464	429,560
2012	83,458	744,025
2013 to 2043	26,222	201,167
	907,224	3,505,990

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BRAZILIAN SECURITIES COMMISSION – CVM

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

a) Guarantees:

	Parent Company		Consolidated
	06.30.08	03.31.08	06.30.08	03.31.08
Total Debt	907,224		3,505,990	3,261,775
Mortgages guarantees:	29,440	—	267,659	258,153
Related to FINEM - BNDES	23,610	—	221,665	208,788
Others – related to tax incentives and other	5,830	—	45,994	49,365
Collateral of real state guarantees:	14,098	—	16,943	16,384
Related to FINEM - BNDES	11,588	—	14,422	13,875
Others – related to tax incentives and other	2,510	—	2,521	2,509
Guarantees by pledge of goods:	8,719		11,869	—

b) Covenants:

The Company has some export prepayment loans agreements in foreign currency that have financial covenants that are usually required, and if they are not in compliance, the maturity dates of these loans can be accelerated.  On June 30, 2007, the Company was in compliance with all such covenants.

Restrictive covenants	Principal amount
Net debt to shareholders’ equity ratio less than 1.5 and net debt to EBITDA ratio less than 3.5	159,190

Net debt to shareholders’ equity ratio less than 1.5 and net debt to EBITDA ratio less than 3.0	79,595

Total Liabilities minus Shareholders’ equity less than 2.2, net debt / EBITDA less 3.5 and EBITDA / Net financial expenses excluding exchange effects less than 2.00.	58,513

Lower Current liquidity of 1.10, Total Liabilities minus Shareholder’s equity / Shareholder’s less than 2.2	31,838
329,136

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

15.            COMMITMENTS AND CONTINGENCIES — CONSOLIDATED

a)                                      Provision for passive contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision recorded by the Company in its financial statements relating to such proceedings fairly reflects the probable estimated losses by Management, based on the analysis of its legal counsel and for which the amount of probable losses is known or can be reasonable estimated.

The Company is involved in some judicial procedures the values of which, in the event of losses, are not known or cannot reasonably be estimated, especially in the civil area.  The Company, supported by its legal counsel, monitors these legal proceedings and the probability of the occurrence is not probable.

I) Provision for probable losses

Provisions for contingencies were constituted as follows:

	Balance 03.31.08	Cotochés (*)	Additions	Reversals	Payments	Price-level restatement	Balance 06.30.08
Tax (i)	189,175	750	63,960	(67,049)	(2,639)	3,116	187,313
Labor (ii)	56,056	81	5,818	(1,345)	(3,596)	83	57,097
Civil, commercial and other (iii)	11,950	10	5,125	(214)	(3,437)	311	13,745
(-) Judicial deposits	(29,829)	—	(3,979)	4,678	17	—	(29,113)
	227,352	841	70,924	(63,930)	(9,655)	3,510	229,042

(*) Remaining balance due to Cotochés acquisitions on April 2, 2008.

(i) Tax:

IRPJ e CSLL total deducibility of tax loss:

Of the total tax contingencies recorded, R$31,139 (R$30,787 on March 31, 2008) related to actions regarding the full deductibility of tax losses in the IRPJ and CSLL calculation basis, whereas the law establishes a 30% limitation. The Company’s lawsuits are in the Supreme Courts (STF and STJ), and the precedent is against the Company’s used merits, being uttered the constitutionality of the limitation of the 30% deductibility.

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

Increase in COFINS’s rates:

The Company is challenging also the increase in rates of the COFINS having an action in the Supreme Court (STF) and another one in the Foreclosure Taxes Court. In June, the Attorney General of the Federal Treasury (Procuradoria Geral da Fazenda Nacional), reviewed the fiscal execution for the periods from June to December 1999, reducing the registered debits in accordance to the arguments presented by the Company. Thus, the provisioned amount of R$9,542 was reverted according to the new debt certificate issued by the Attorney General and provisioned remainder balance totals R$9,231 (R$18,566 on June 31, 2008). The precedent is against the Company’s used merits, the increase in the referred rate being considered constitutional.  Recently, new arguments have been presented related to the unconstitutionality of this increase, which have not been analysed by the Supreme Court (STF).

CPMF charge on the income from exports:

The Company has recorded a provision for a contingency of R$25.880 (R$25,359 as of March 31, 2008) regarding a judicial action for non-payment of the CPMF charge on the income from exports, which has not been analysed by the superior courts, The Company’s suits is in the Third Region Federal Court of Appeals (TRF) and the trial appeal is pending.

Monetary correction of ICMS extemporaneous credits:

The Treasury State of Rio Grande do Sul to entered a writ of fault to disallow registered ICMS extemporaneous credits, with monetary correction, on the raw materials acquisitions, electricity services, communication services and transport service. In relation to the monetary correction to the extemporaneous credits, the precedent is against the taxpayer, and the Company made additional provisions amounting to R$23,735, totaling the amount of R$38,242 recorded on June 30, 2008 (R$14,252 on March 31, 2008).

Offsetting PIS/COFINS against presumed credit of IPI:

The Company made offsetting between 2003 and 2005, of Pis and Cofins against presumed credit of IPI that were not yet homologated by the National Finance Department (Secretaria da Receita Federal). In the estimative of Company´s legal consultant, the likelihood of probable losses related to the restitutions claim against offsetting not still homologated by the National Finance Department (Secretaria da Receita Federal) is around of 20% of credits total still under discussion and has already offsetting, generating a provision on June 30, 2008 in the amount of R$20,902.

On May 31, 2008, the Company reverted the provision for contingencies related to IPI presumed credits used in tax offsetting, come from Eleva Alimentos S.A. (merged on May 31, 2008, as mentioned in note 1 g ).In the Company’s evaluation and its legal consultants, the recognition of IPI presumed credits offsetting against IRPJ debits and

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

taxes under administration of National Finance Department (Secretaria da Receita Federal) has possibility remote loss and the total of R$51,359 was reverted, without continuation of the provisioned remainder balance on this subject.

The other tax contingencies refer to the judicial claims against the payments of the following taxes: ICMS (a value-added tax on sales and services), PIS/COFINS, INSS, FUNRURAL, SEBRAE and success fees, in the amount of R$61,919 (R$60,663 on March 31, 2008). The recorded provisions refer to, mainly, to the following subjects:

ICMS:

The Company is discussing principally the utilization of on credits materials for consumption, being the suits in first or second administrative jurisdiction. The precedent is favourable to the request once the materials are part of the final product. The provision amounted R$5,014  as of June 30, 2008 (R$4,435  as of March 31, 2008).

PIS/COFINS:

The Company is discussing administratively the utilization of credits in federal taxes compensation, in the amount of R$12.956 (R$15.576  as of March 31, 2008).

FUNRURAL:

The Company’s law suit is in the second jurisdiction.  The precedent of the courts allowed the collection over the portion of the own production of the integrated partners in which the retention and collection is the Company’s obligation, until Laws 8.212/91 and 8.213/91 were published. The provision amounted R$7.460  as of March 31, 2008 (R$5,554 as of March 31, 2008).

SEBRAE:

The Company’s lawsuit is in the Supreme Court (STF) and its precedent is against the Company’s used merits.  The provision amounted R$10,877 (R$11,118 as of March 31, 2008).

(ii) Labor:

The Company and its subsidiaries have 3,870 individual labor claims in progress totalling R$955,325 (3,734  individual claims totalling R$877,180 at March 31, 2008), mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Real (R$), illnesses allegedly contracted at work and work-related injuries and additional others. The labours suits are mainly in the first jurisdiction, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant.  In the cases involving overtime, occupational diseases and occupational accident, judicial decision depends on factual evidence by the applicant. The Company recorded a provision based on past history of payments of labor contingencies based on the last five years average

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

payments and for indemnification proceedings based on the last two years average payments, and based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

(iii) Civil, commercial and other:

Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 1,086  cases totalling R$146,093 (1,013  cases totalling R$150,529  at March 31, 2008) for which the provision for losses, when applicable, is based on the opinion of the Company’s management and legal counsel, The civil actions are mostly in lower courts, in probative phase, depending on confirmation or negligence of the Company or with no right pleadings.

II) Contingencies for possible losses

The Company is involved in other tax, civil, labor and social security contingencies ), for which losses have been assessed as possible, based on analysis of the management and supported by its legal counsel.

The civil, labor and social security contingencies amounted to R$81,030  (R$ 90,166 as of March 31, 2008).

The tax contingencies amounted to R$287,014 (R$290,438 as of March 31, 2008), and refers, principally, to the following subjects:

ICMS: the Company is discussing several processes related to ICMS credits of products with the reduced tax burden, ICMS on exported goods, disallowance of ICMS presumed and untimely tax credits with monetary adjustment.

PIS/COFINS on the payment of interest on shareholders’ equity: the Company is pleading a claim for non payment of PIS and Cofins on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2007 for PIS and the years from 2004 to 2007 for COFINS which suit is in the first jurisdiction, and the Brazilian courts have not yet appreciated the subject.

b)              Contingent Assets

The Company has initiated legal actions to claim the recovery of various taxes considered unconstitutional by management and its legal counsel. The most relevant claim refers to IPI tax credits. The Company will recognize these assets only when a final sentence is granted and the amounts can be fairly estimated.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

c)              Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials, mainly corn, soybeans and hogs. As of June 30, 2008, such firm commitments amounted to R$58,363 (R$37,816 as of March 31, 2008).

d)         Rents and Leases

The Company enters into various lease agreements, all of which are considered operating leases. Expenses with rents and leases totaled R$28,600 (R$ 17,985 as of June 31, 2007) and future commitments can be summarized as follows:

Consolidated
2008	24,863
2009	18,384
2010	14,017
2011	9,683
2012 and thereafter	23,568
90,515

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

16.            SHAREHOLDERS’ EQUITY

a)              Capital Stock

At the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006, the conversion of all of the Company’s outstanding preferred shares into common shares was approved. This Shareholders’ Meeting also approved a three-for-one split of shares, granting two additional new shares for each existing share.

On October 27, 2006, the Company issued through a public offering, 32,000,000 (thirty-two million) common shares, with no par value,  corresponding to 23.96525% of the current capital stock of the Company, including common shares in the form of American Depositary Shares (ADSs), represented by American Depositary Receipts (ADRs), at the price of R$25.00 (twenty five reais) per common share, totaling R$800,000.  On November 1, 2006, the Company received the funds related to this offering.

On December 18, 2007, the Company, together with the lead underwriter issued through a public offering 20,000,000 (twenty million) common shares, with no par value, at the price of R$45.00 (forty five reais) per common share, totaling R$900,000.  On January 14, 2008 the Lead Underwriter (Banco de Investimentos Credit Suisse — Brasil — S.A.) partially exercised its greenshoe option granted by the Company for the primary offering of an additional lot of 744,200 shares, for the purpose of meeting the excess demand identified during the course of the Offering, at the prices of R$45.00 (forty five reais) per share, totaling an increase of R$33,5 in the Company’s paid in capital, changing the capital stock to R$2,5 billion, represented by 186,701,352 registered common shares.

On February 21, 2008, the Administrative Council approved the merger of the 54% of the shares of Eleva, based in the proportion of 1.74308855 shares of Eleva to one share of Perdigão, in the amount of 20,000,000 of shares issued.   As a result, on March 31, 2008 the capital was R$3,4 billions, represented by 206,958,103 registered common shares.

On June 30, 2008, capital was represented by 206,958,103 registered, common shares. Foreign investors held 73,008,194 shares (47,643,716 shares at June 30, 2007) of which 10,216,028 shares (4,470,298 shares at June 30, 2007) were represented by 5,108,014  (2,370,149 ADRs as of June 30, 2007) American Depositary Receipts - ADRs.

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from profit reserves, at an average cost of one Real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 250,000,000 common shares, registered and without par value.

b) Reconciliation of Shareholders’ Equity net income in period

	Shareholders’ equity		Income (Loss) in period
	06.30.08	03.31.08	06.30.08	06.30.07
Parent Company (Perdigão S.A.)	4,220,736	4,225,979	122,187	135,833
Unrealized income (losses) in subsidiaries	755	(3,948)	4,697	(2,284)
Consolidated Perdigão S.A.	4,221,491	4,222,031	126,884	133,549

c) Statements of changes in Shareholders’ Equity — Consolidated

	Capital	Profit Reserve	Treasury Shares	Retained Earnings	Total
Balance as of December 31, 2007	2.500.000	726.794	(815)	—	3.225.979
Capital increase	945.043	—	—	—	945.043
Loss in period	—	—	—	126.884	126.884
Interest on shareholders’ equity	—	—	—	(76.415)	(76.415)
Balance as of June 30, 2008	3.445.043	726.794	(815)	50.469	4.221.491

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

17.            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)         Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks impacts. Such procedures include the monitoring of the Company’s levels of exposure to each market risk, including an analysis based on net equity exposure and a forecast of future cash flows.

b)         Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates, This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP (BNDES - Long-Term Interest Rates) or to the CDI (Interbank Deposit Certificates) interest rates.

c)         Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities amounts, The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Pound Sterling against the Real. The Company aims to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities and using derivative instruments.

Assets and liabilities denominated in foreign currency are as follows:

	06.30.08	03.31.08
Cash, cash equivalents and highly liquid investments	401,171	333,165
Swap agreements (notional amounts)	813,356	711,158
Swap agreement of index (“NDF”) – notional amounts	92,523	—
Future dollar agreements – notional amounts	203,763	174,910
Short and long-term debt	(2,565,674)	(2,487,093)
Other net operating assets and liabilities	124,555	(48,303)
	(930,306)	(1,316,163)

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

The Company’s outstanding swap derivative position is as follows:

06.30.08

Instrument	Maturity date	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	July 2009	R$/TR	R$/CDI (98,2% of weighted average CDI rate)	11,944	7
Swap	From July 2008 to September to 2008	US$	R$/CDI (45.3% of weighted average CDI rate)	46,803	(4,691)
Swap	From July 2008 to December 2008	US$	R$	533,498	(44.764)
Swap	October 2008	US$	Euro	13,272	163
Swap	From September 2008 to August 2013	US$	US$	219,783	87
NDF	From December 2008 to January 2009	US$	Euro	46,192	995
NDF	From July to August 2008	R$	US$	33,230	2,715
NDF	December 2008	R$	Euro	13,101	(156)
				917,823	(45,644)

03.31.08

Instrument	Maturity date	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	July 2009	R$/TR	R$/CDI (98,2% of weighted average CDI rate)	11,944	9
Swap	From April to May 2008	R$	US$	14,601	(717)
Swap	From April to September 2008	US$	R$	441,491	(6,568)
	From April to June 2008	US$	Euro	96,419	(6,757)
Swap	From April 2008 to August 2013	US$	US$	146,703	12
				711,158	14,021

In the period ended June 30, 2008, the losses on derivatives recognized as interest expenses amounted to R$101,307 (R$34,545 as of June 30, 2007).

The Company has stock market operations contracted with future maturities, which are not booked for. These swap contracts, which will begin in August 2008, are segregated as financial, in accordance with the subject to protect.  The amount of theses contracts, if they have been booked for in June 30, 2008, had reflected an income of R$624 in the financial income (expense).

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

d)         Commodities risk management

In the normal course of its operations, the Company purchases some commodities, mainly corn, soy meal and live hogs - the largest individual component of the Company’s cost.

The price of corn and soy meal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the fluctuations of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by offer in the domestic market and levels of demand in the international market, among other aspects.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including the use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”.

As of June 30, 2008 there were no commodities’ derivatives outstanding and the Company has not entered into any derivative agreements involving commodities.

e)         Fair value of financial instruments - consolidated

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

	Book Value	Market Value
Cash and cash equivalents	553,618	553,618
Short/ long-term investments	358,810	360,342
Trade accounts receivable	1,265,293	1,265,293
Loans and financing	(3,460,346)	(3,460,346)
Trade accounts payable	(852,021)	(852,021)
Unrealized losses on derivatives (see note 16 ‘c’ above)	(45,644)	(38,894)
	(2,180,290)	(2,172,008)

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

18.            FINANCIAL INCOME (EXPENSES) NET

	Parent Company		Consolidated
	06.30.08	06.30.07	06.30.08	06.30.07
Expenses:
Interest expense	(9,382)	(568)	(138,958)	(82,947)
Exchange variation	(8,529)	—	40,335	84,093
Financial transactions tax (CPMF)	332	(174)	67	(14,189)
Other expenses	(5,850)	—	(21,386)	(992)
	(23,429)	(742)	(119,942)	(14,035)
Income
Interest Income	18,898	31,797	45,028	58,514
Exchange variation	46,992	—	109,151	(10,166)
Losses from translation effects of investments abroad	—	—	(46,523)	(52,438)
Other income	788	—	9,791	2,887
	66,678	31,797	117,447	(1,203)
Net financial expense	43,249	31,055	(2,495)	(15,238)

19.            TRANSACTIONS WITH SUBSIDIARIES — PARENT COMPANY

The main amounts of assets and liabilities on June 30, 2008, arising from transactions with related parties, previously contracted that influenced the outcome of the period are as follows:

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

	Advance to future capital increase		Loans		Accounts Receivable (Payable)		Sales (Purchases)		Income (Expenses)
Companies	06.30.08	03.31.08	06.30.08	03.31.08	06.30.08	03.31.08	06.30.08	06.30.07	06.30.08	06.30.07
Perdigão Agroin. S.A.	368,076	37,503	—	73,886	(5,597)	—	(437)	—	1,129	401
Batávia S.A	—	—	—	—	(392)	—	591	—	—	—
Avipal Nordeste S.A.	—	—	—	—	(3,576)	—	(42,536)	—	—	—
Establecimientos Levino Zaccardi y Cia S.A.	—	—	4,926	—	(349)	—	—	—	35	—
Avipal S.A. Construtora e Incorporadora	—	—	76	—	—	—	—	—	1	—
Avipal S.A. Alimentos	—	—	(2,631)	—	1,676	—	4,653	—	(238)	—
	368,076	37,503	2,371	73,886	(8,238)	—	(37,729)	—	927	401

20.            INSURANCE COVERAGE — CONSOLIDATED

The Company has a policy of taking out insurance coverage for assets subject to risks at amounts deemed sufficient to cover claims, taking into consideration the nature of its operations. The assumptions for the risks adopted, given their nature, are not part of the scope of an audit of the financial statements and the Company’s independent auditors have not examined or reviewed them.

Subject	Type of risk	Coverage amount
Property, plant and equipment and inventories	Fire, windstorm, lightning breakage of machines, deterioration of refrigerated products, loss of profit and other risks	3,568,168

Domestic transportation	Road risk and carrier’s civil liabilities	Amounts calculated based on the registered cargo

Civil liability	Directors and executive officers, third-party claims	107,430

Credit risk	Default payments	20,050

21.            MANAGEMENT AND EMPLOYEES PROFIT SHARING

The subsidiaries Perdigão Agroindustrial, Perdigão Agroindustrial Mato Grosso and Batávia entered into a collective bargaining agreement with the unions of the main categories for profit sharing for all its employees, observing previously negotiated performance indicators.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

22.       SUPPLEMENTAL RETIREMENT PLAN

The Perdigão — Sociedade de Previdência Privada (PSPP), a supplementary retirement plan founded in April 1997 and sponsored by the Perdigão companies, aims to provide supplementary retirement benefits for the employees of the Perdigão companies.

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries in accordance with the regulations in force.

An independent actuary reviews the plan annually, and the most recent review occurred in December 2007.

	06.30.08	03.31.08
Participants	16,607	17,017
Equity	141,782	134,987
Sponsor’s contributions:	2,836	1,406
Basic contribution	2,623	1,299
Past services	213	107
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	3,758	3,838
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	141,829	134,974

Although the PSPP is primarily a defined contribution plan, it has a defined benefit quota the actuarial obligations of which refer to the present value of the future benefits of inactive participants, since the benefit (income for life) is fixed after the retirement date. In accordance with the AT-83 mortality table the current amount of the actuarial obligation of the PSPP which covers 44 participants is R$6,158 (43 participants and R$6,037 as of March 31, 2008).

According to Brazilian Law, a terminated employee has the option to withdraw their previous contributions.  In this case, the remaining contributions that were made by the sponsor are reallocated to a fund that may be used to offset future required contributions of the sponsor. The assets presented in this fund balance amounted to R$4,499  (R$3,025 at March 31, 2008) and was recorded in “other assets”.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

23.            OTHER OPERATING EXPENSES

The result of June 30, 2008 was affected in other operating expenses, basically due to the linear amortization of goodwill that remained with residual balance regarding to acquisitions of incorporated companies.

24.       NONOPERATING EXPENSES

On June 30, 2008 the nonoperating expenses refers, substantially, to idleness costs, amounts of disposal of fixed assets for obsolescence and depreciation of assets that are not used in the productive process and the insurance indemnity provisions.

25.       STATEMENT OF CONSOLIDATED VALUE ADDED

	Consolidated
	2008	2007
1 – Revenues	5.826.211	3.428.666
Sales of goods and products	5.850.656	3.437.114
Other income	(20.255)	(6.843)
Allowance for doubtful accounts – (Reversal / Provision)	(4.190)	(1.605)
2 - Raw materials acquired from third parties	(4.108.245)	(2.183.743)
Costs of products and goods sold	(3.378.389)	(1.708.945)
Materials, energy, services of third parties and others	(730.028)	(473.793)
Losses / Recovery value of assets	172	(1.005)
3 – Gross Value Added (1-2)	1.717.966	1.244.923
4 - Retentions (Depreciation ,Amortization and Depletion)	(247.511)	(143.090)
5 – Net Value Added	1.470.455	1.101.833
6 – Received from Third Parties	117.721	(1.200)
Financial income	117.447	(1.203)
Other operating income	274	3

7 - Added value to be distributed (5+6)	1.588.176	1.100.633

8 – Added value distribution:	1.588.176	1.100.633
Staff	619.927	455.289
Salaries	504.983	382.289
Benefits	82.527	53.014
F.G.T.S	32.417	19.986
Taxes and contribution	689.066	492.895
Federal	390.686	312.028
State	294.928	179.057
Municipal	3.452	1.810
Capital Remuneration from third parties	152.061	17.889
Owned capital remuneration (dividends and interest on shareholders’ equity)	127.122	134.560
Interests on shareholder’s equity	76.415	37.500
Retained earnings / Accrued loss	50.469	96.049
Non-controlling shareholders participation on retained income	238	1.011

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

26.       SUBSEQUENT EVENTS

On July 01, 2008, in progress to the corporate reorganization mentioned in note 1 g, indirect subsidiary Plusfood Finance UK Ltd. transferred to the subsidiary indirect Crossban Holdings GMBH (“Crossban”) all representatives shares of Plusfood UK Ltd.´s capital stock. Thus, indirect subsidiary Plusfood UK Ltd becomes to be held by Crossban, without impacts on consolidated results of the Company.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

BOARD OF DIRECTORS

Chairman	Nildemar Secches
Vice-Chairman	Francisco Ferreira Alexandre
Board Members	Jaime Hugo Patalano
Luís Carlos Fernandes Afonso
Manoel Cordeiro Silva Filho
Décio da Silva
Maurício Novis Botelho
Rami Naum Goldfajn

FISCAL COUNCIL (With Attributions of Audit Committee)

Chairman	Attílio Guaspari
Décio Magno Andrade Stochiero
Fabio dos Santos Fonseca

EXECUTIVE BOARD

Chief Executive Officer	Nildemar Secches
Chief Operating Officer	Paulo Ernani de Oliveira
Business Development Director	Nelson Vas Hacklauer

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

General Director of Perdigão Business	José Antonio do Prado Fay
Chief Finance Office	Leopoldo Viriato Saboya
Supply Chain Director	Nilvo Mittanck
Technology Director	Luiz Adalberto Stábile Benicio
General Director of Perdix Business	Antonio Augusto de Toni
Human Resources Director	Gilberto Antônio Orsato
Institutional Relations Director	Ricardo Robert Athayde Menezes
General Director of Batavo Business	Wlademir Paravisi

Itacir Francisco Piccoli

Controller

Marcos Roberto Badollato

Accountant – CRC – 1SP219369/O-4

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

08.01- BALANCE SHEET - ASSETS - CONSOLIDATED (thousand Reais)

1 - CODE	2 - DESCRIPTION	3- 06/30/2008	4 – 03/31/2008
1	Total Assets	9,329,076	8,844,578
1.01	Current Assets	4,349,808	3,999,164
1.01.01	Cash, Banks and Investments	887,118	889,460
1.01.01.01	Cash and Cash Equivalents	553,618	431,484
1.01.01.02	Short-term investments	333,500	457,976
1.01.02	Credits	1,265,293	1,072,873
1.01.02.01	Trade accounts receivable	1,265,293	1,072,873
1.01.02.02	Other credits	0	0
1.01.03	Inventories	1,513,887	1,448,814
1.01.04	Others	683,510	588,017
1.01.04.01	Recoverable Taxes	402,425	369,983
1.01.04.02	Deferred Taxes	80,930	57,418
1.01.04.03	Accounts Receivable	36,538	22,711
1.01.04.04	Others	109,768	93,303
1.01.04.05	Prepaid Expenses	53,849	44,602
1.02	Noncurrent Assets	4,979,268	4,845,414
1.02.01	Noncurrent assets	447,869	464,463
1.02.01.01	Credits	11,854	11,995
1.02.01.01.01	Trade Accounts Receivable	11,854	11,995
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	436,015	452,468
1.02.01.03.01	Long-term Investments	25,310	61,908
1.02.01.03.02	Recoverable Taxes	141,563	128,304
1.02.01.03.03	Deferred Taxes	124,156	149,757
1.02.01.03.04	Accounts Receivable	66,641	81,695
1.02.01.03.05	Legal Deposits	24,733	19,896
1.02.01.03.06	Others	51,555	9,194
1.02.01.03.07	Prepaid Expenses	2,057	1,714
1.02.02	Permanent Assets	4,531,399	4,380,951
1.02.02.01	Investments	2,283	2,408
1.02.02.01.01	Equity in Affiliates	0	0
1.02.02.01.02	Equity in Subsidiaries	1,253	1,380
1.02.02.01.03	Other Investments	1,030	1,028
1.02.02.02	Fixed Assets	2,747,078	2,627,219
1.02.02.03	Intangible	1,638,393	1,621,053
1.02.02.04	Deferred	143,645	130,271

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

08.02- BALANCE SHEET — LIABILITIES - CONSOLIDATED (thousand Reais)

1 - CODE	2 - DESCRIPTION	3- 06/30/2008	4 – 03/31/2008
2	Total Liabilities	9,329,076	8,844,578
2.01	Current Liabilities	2,623,214	2,506,150
2.01.01	Short term Debt	1,386,148	1,502,878
2.01.02	Debentures	0	0
2.01.03	Trade Accounts Payable	852,021	721,193
2.01.04	Taxes, Charges and Contribution	66,984	57,242
2.01.04.01	Tax Obligations	37,674	28,498
2.01.04.02	Social Contribution	29,310	28,744
2.01.05	Dividends Payable	32	49
2.01.06	Provisions	128,062	98,867
2.01.06.01	Provisions for vacations & 13th salary	128,062	98,867
2.01.07	Debts with Associates	0	0
2.01.08	Others	187,967	125,921
2.01.08.01	Payroll	30,557	26,413
2.01.08.02	Interest on Company Capital	71,033	305
2.01.08.03	Management/Employees’ Profit Sharing	7,741	4,454
2.01.08.04	Other Obligations	80,636	94,749
2.02	Long-term Liabilities	2,483,900	2,115,741
2.02.01	Long-term Liabilities	2,483,900	2,115,741
2.02.01.01	Long term Debt	2,119,842	1,758,897
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	229,042	227,352
2.02.01.03.01	Provision for contingencies	229,042	227,352
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	135,016	129,492
2.02.01.06.01	Tax and Social Obligations	17,876	18,111
2.02.01.06.02	Deferred Taxes	94,005	94,438
2.02.01.06.03	Others	23,135	16,943
2.03	Deferred income	72	(81)
2.04	Minority Shareholders Participation	399	737
2.05	Shareholders’ Equity	4,221,491	4,222,031
2.05.01	Paid-in Capital	3,445,043	3,445,043
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	729,921	729,921

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

1 - CODE	2 - DESCRIPTION	3- 06/30/2008	4 – 03/31/2008
2.05.04.01	Legal	62,340	62,340
2.05.04.02	Statutory	0	0
2.05.04.03	For Contigencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other profit Reserves	667,581	667,581
2.05.04.07.01	Expansion Reserves	508,140	508,140
2.05.04.07.02	Increase Capital Reserves	160,256	160,256
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.04.07.04	Unrealized Profits	0	0
2.05.05	Equity Assessment Adjustment	0	0
2.05.05.01	Securities Adjustment	0	0
2.05.05.02	Retained Adjustment of Conversion	0	0
2.05.05.03	Business Combination Adjustment	0	0
2.05.06	Accumulated Earnings/ Losses	46,527	47,067
2.05.07	Advance for future capital increase	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

09.01 -  STATEMENT OF INCOME CONSOLIDATED (thousands Reais)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2008 to 06/30/2008	4 – 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 - 01/01/2007 to 06/30/2007
3.01	Gross Sales	3,251,026	6,097,725	1,794,512	3,579,209
3.01.01	Domestic Market	1,992,463	3,735,157	1,027,760	2,060,058
3.01.02	Export	1,258,563	2,362,568	766,752	1,519,151
3.02	Sales Deductions	(418,268)	(803,218)	(264,583)	(526,154)
3.03	Net Sales	2,832,758	5,294,507	1,529,929	3,053,055
3.04	Cost of Sales	(2,208,194)	(4,133,495)	(1,118,756)	(2,230,797)
3.05	Gross Profit	624,564	1,161,012	411,173	822,258
3.06	Operating Income/Expenses	(499,039)	(991,432)	(311,130)	(646,023)
3.06.01	Selling Expenses	(453,562)	(854,667)	(296,461)	(592,583)
3.06.02	General And Administrative Expenses	(36,323)	(80,672)	(22,596)	(42,885)
3.06.02.01	Administrative	(31,670)	(72,399)	(18,369)	(35,940)
3.06.02.02	Management Compensation	(4,653)	(8,273)	(4,227)	(6,945)
3.06.03	Financial	32,034	(2,495)	5,643	(15,238)
3.06.03.01	Financial Income	20,775	117,447	(9,417)	(1,203)
3.06.03.02	Financial Expenses	11,259	(119,942)	15,060	(14,035)
3.06.04	Other Operating Income	606	5,685	7,096	13,796
3.06.05	Other Operating Expenses	(41,794)	(59,283)	(4,812)	(9,113)
3.06.06	Equity Pick-up	0	0	0	0
3.07	Operating Income	125,525	169,580	100,043	176,235
3.08	Non-operating Expenses	(9,846)	(13,349)	(2,742)	(6,089)
3.08.01	Income	10,845	19,750	1,266	2,164
3.08.02	Expenses	(20,691)	(33,099)	(4,008)	(8,253)
3.09	Income Before Tax And Profit Sharing	115,679	156,231	97,301	170,146
3.10	Provision for Income Tax And Social Contribution	(34,859)	(49,544)	(20,163)	(26,386)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

1 - CODE	2 - DESCRIPTION	3 – 04/01/2008 to 06/30/2008	4 – 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 - 01/01/2007 to 06/30/2007
3.11	Deferred Income Tax And Social Contribution	(1,654)	28.049	(2,657)	(850)
3.12	Statutory Participations / Contributions	(3,162)	(7,614)	(4,356)	(8,350)
3.12.01	Profit Sharing	(3,162)	(7,614)	(4,356)	(8,350)
3.12.01.01	Employees’ Participation	(2,316)	(5,922)	(3,414)	(6,576)
3.12.01.02	Managers’ Participation	(846)	(1,692)	(942)	(1,774)
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest on Shareholders’ Equity	0	0	0	0
3.14	Minority Shareholders Participation	(129)	(238)	687	(1,011)
3.15	Earnings / Losses in Period	75,875	126,884	70,812	133,549
	NUMBER OF SHARES, EX-TREASURY (Units)	206,527,618	206,527,618	165,526,667	165,526,667
	EARNINGS PER SHARE	0,36738	0,31437	0,42780	0,80681
	LOSS PER SHARE

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

10.01 -  STATEMENT OF CHANGES IN FINANCIAL POSITION — CONSOLIDATED (thousands Reais)

1 - CODE	2 - DESCRIPTION	3 – 04/01/2008 to 06/30/2008	4 – 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 - 01/01/2007 to 06/30/2007
4.01	Net Cash From Operating Activities	(84,832)	(303,509)	169,282	183,621
4.01.01	Cash Generated by Operations	75,875	126,884	70,812	133,549
4.01.02	Changes in Operating Assets and Liabilities	(231,562)	(630,978)	29,892	(47,163)
4.01.02.01	Trade Accounts Receivable	(194,966)	(165,990)	30,321	73,159
4.01.02.02	Inventories	(55,565)	(274,180)	7,866	(83,094)
4.01.02.03	Trade Accounts Payable	119,023	38,978	(43,938)	(62,229)
4.01.02.04	Contingencies Payment	(9,655)	(12,632)	(3,316)	(4,941)
4.01.02.05	Payroll/Social Obligations/Others	(90,399)	(217,154)	38,959	29,942
4.01.03	Others	70,855	200,585	68,578	97,235
4.01.03.01	Minority Shareholders Participation	115	224	(687)	1,011
4.01.03.02	Depreciation/Amortization/Depletion	101,862	195,145	67,637	134,731
4.01.03.03	Goodwill Amortization	37,863	52,366	4,180	8,359
4.01.03.04	Result on Permanent Asset Disposal	21,453	34,762	334	1,359
4.01.03.05	Deferred Income Tax	6,299	(20,461)	2,657	850
4.01.03.06	Provision/Reversal for contingencies	(184)	(62)	(275)	6,481
4.01.03.07	Other Provisions	(194)	8,968	2,415	2,022
4.01.03.08	Interest and Exchange Variations	(96,359)	(70,357)	(7,683)	(57,578)
4.01.03.09	Recognition of Summer Plan Effects	0	0	0	0
4.01.03.10	Equity pick-up	0	0	0	0
4.02	Net Cash From Investing Activities	(127,627)	(813,055)	(119,254)	(111,723)
4.02.01	Short-term investments	(519,657)	(957,928)	(13,003)	(13,110)
4.02.02	Redemption of Short-term investments	685,315	1,388,481	91,158	251,499
4.02.03	Investments on Permanent Assets	(175,764)	(318,937)	(152,995)	(272,651)
4.02.04	Matrix Acquisition/Formations	(54,482)	(102,948)	(31,108)	(59,273)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

10.01 -  STATEMENT OF CHANGES IN FINANCIAL POSITION  — CONSOLIDATED (thousands Reais)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2008 to 06/30/2008	4 – 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 - 01/01/2007 to 06/30/2007
4.02.05	Disposal of Permanent Assets	1,451	8,101	887	1,472
4.02.06	Acquisitions of Companies — Net Cash	(45,329)	(795,480)	60	(9)
4.02.07	Investments on Deferred	(19,161)	(34,344)	(7,599)	(12,651)
4.02.08	Others Net Investments	0	0	(6,654)	(7,000)
4.02.09	Advance for Future Capital Increase	0	0	0	0
4.02.10	Interest on Shareholders’ Equity Received	0	0	0	0
4.03	Net Cash From Financing Activities	334,593	562,154	(44,856)	(135,922)
4.03.01	Debt Issuance	881,740	1,583,054	274,931	541,980
4.03.02	Payment of Debt	(547,147)	(991,689)	(319,787)	(639,847)
4.03.03	Capital Increase	0	33,489	0	0
4.03.04	Dividends and Interest on Shareholders´ Equity Paid	0	(62,700)	0	(38,055)
4.03.05	Minority Shareholders’	0	0	0	0
4.04	Exchange Variation on Cash and Equivalents	0	0	0	0
4.05	Increase(Decrease) of Cash and Equivalents	122,134	(554,410)	5,172	(64,024)
4.05.01	Opening Balance of Cash and Equivalents	431,484	1,108,028	267,369	336,565
4.05.02	End Balance of Cash and Equivalents	553,618	553,618	272,541	272,541

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

11.01 -  STATEMENT CHANGES IN SHAREHOLDERS’ EQUITY CONSOLIDATED — From 04/01/2008 to 06/30/2008 (thousands Reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 –REVALUATION RESERVE	6 – PROFIT RESERVES	7- ACCUMUALTED EARNINGS/LOSSES	8 – EQUITY ASSESSMENT ADJUSTMENT	9 – TOTAL SHAREHOLDERS EQUITY
5.01	Opening Balance	3,445,043	0	0	729,921	47,067	0	4,222,031
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	3,445,043	0	0	729,921	47,067	0	4,222,031
5.04	Profit / Loss of the Period	0	0	0	0	75,875	0	75,875
5.05	Destination	0	0	0	0	(76,415)	0	(76,415)
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders Equity	0	0	0	0	(76,415)	0	(76,415)
5.05.03	Other Destinations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Assessment Adjustment	0	0	0	0	0	0	0
5.07.01	Securities Adjustment	0	0	0	0	0	0	0
5.07.02	Accumulated Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combinations Adjustments	0	0	0	0	0	0	0
5.08	Capital Increase/Decrease	0	0	0	0	0	0	0
5.09	Capital Reserve Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End Balance	3,445,043	0	0	729,921	46,527	0	4,221,491

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

11.02 -  STATEMENT CHANGES IN SHAREHOLDERS’ EQUITY CONSOLIDATED — From 01/01/2008 to 06/30/2008 (thousands Reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 -REVALUATION RESERVE	6 – PROFIT RESERVES	7- ACCUMUALTED EARNINGS/LOSSES	8 – EQUITY ASSESSMENT ADJUSTMENT	9 – TOTAL SHAREHOLDERS EQUITY
5.01	Opening Balance	2,500,000	0	0	729,921	(3,942)	0	3,225,979
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	2,500,000	0	0	729,921	(3,942)	0	3,225,979
5.04	Profit / Loss of the Period	0	0	0	0	126,884	0	126,884
5.05	Destination	0	0	0	0	(76,415)	0	(76,415)
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders Equity	0	0	0	0	(76,415)	0	(76,415)
5.05.03	Other Destinations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Assessment Adjustment	0	0	0	0	0	0	0
5.07.01	Securities Adjustment	0	0	0	0	0	0	0
5.07.02	Accumulated Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combinations Adjustments	0	0	0	0	0	0	0
5.08	Capital Increase/Decrease	945,043	0	0	0	0	0	945,043
5.09	Capital Reserve Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End Balance	3,445,043	0	0	729,921	46,527	0	4,221,491

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Management Report — 2nd quarter 2008

Dear Shareholders,

During the second quarter, the Company continued to expand the businesses in line with its strategy of sustained growth, notably in the dairy products segment with the acquisition of Cotochés in the state of Minas Gerais early in April. Agreements were also signed with CCL, of São Paulo and with CCPL of Rio de Janeiro for the production of dairy products to order. These initiatives have been instrumental in increasing market share for these products in key consumer regions of the country.

On April 30 2008, with the approval of the Ordinary and Extraordinary General Meeting, we merged the wholly owned subsidiary, Eleva Alimentos with the Perdigão S.A. holding company, from henceforth Eleva’s meat and dairy products operations to be executed by Perdigão.

The Company successfully achieved its goals for volume growth as well as reporting an increase in absolute results thanks to demand for its products from both the domestic and export market, and thus consolidating its position as one of the largest food companies in the world.

The economic scenario in the second quarter was impacted by the appreciation in the Real against the US dollar and by the continuing increase in the principal international commodity prices. This, together with the  change in portfolio profile by virtue of the increased share of more commodity-type products (principally a reflection of the absorption of Eleva’s meat business), resulted in  narrower margins during the period, albeit these margins already showing an improvement in relation to the first quarter.

Sales grew 81.2% and operating results by 46.2%, generating EBITDA of R$ 233.2 million, a 40.3% improvement in the quarter. Net income was 7% higher, reaching R$ 75.9 million. We were able to report this result in spite of the high costs of our principal inputs: corn, soybeans and milk, as well as other direct and indirect manufacturing costs and expenses related to high oil prices. The passing on of costs has been inevitable in this scenario and will continue to be necessary if we are to restore our margins.

We continue to be confident in the gradual recovery in results based on the long-term strategy of diluting the risks of the business and the creation of value. As with the absorption acquirement of any new businesses, the recent acquisitions also demand a period of adjustment to reflect their expected return. This year, the priority will be on seeking to achieve these improvements, which will be instrumental in enhancing the Company’s global performance.

(The variations mentioned in this report are comparisons between the second quarter 2008 and the second quarter of 2007, except where otherwise state).

OPERATING AND FINANCIAL INDICATORS — 2nd  QUARTER 2008

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gross sales totaled R$ 3.3 billion, equivalent to an increase of 81.2%, on the back of domestic and export market growth, including the consolidation of the results of recent acquisitions and the contracting of production to order activities in dairy products.

Growth of 89.8% in total sales volume of meat, dairy products and other processed products;

The domestic market represented 56.2% of net sales and reported an increase in gross sales of 93.9%, with a growth of 30.5% in meat volume, a 338.9% increase in dairy products;

•                  Exports accounted to 43.8% of net sales, growing 64.1% in revenues, with the sales volume of meats 45.4% higher.

•                  Processed products, representing 46.7% of sales, reported an increase of 46.1% in sales revenue and 34.1% in volume;

Gross profit amounted to R$ 624.6 million, an increase of 51.9%;

EBITDA reached R$ 233.2 million, an increase of 40.3% in the quarter.

•                  Net income amounted to R$ 75.9 million, a year-on-year increase of 7%.

•                  Financial trading volume recorded an average of US$ 35.8 million/day in the quarter, a 120% improvement.

HIGHLIGHTS - R$ MILLION	2Q08	% Net Sales	2Q07	% Net Sales	% Ch.
GROSS SALES	3.251,0	114,8	1.794,5	117,3	81,2
DOMESTIC MARKET	1.992,5	70,3	1.027,8	67,2	93,9
EXPORTS	1.258,6	44,4	766,8	50,1	64,1
NET SALES	2.832,8	100,0	1.529,9	100,0	85,2
GROSS PROFIT	624,6	22,0	411,2	26,9	51,9
EBIT	134,7	4,8	92,1	6,0	46,2
NET INCOME	75,9	2,7	70,8	4,6	7,1
EBITDA	233,2	8,2	166,2	10,9	40,3
EARNINGS PER SHARE*	0,37	—	0,34	—	—

HIGHLIGHTS - R$ MILLION	1H08	% Net Sales	1H07	% Net Sales	% Ch.
GROSS SALES	6.097,7	115,2	3.579,2	117,2	70,4
DOMESTIC MARKET	3.735,2	70,5	2.060,1	67,5	81,3
EXPORTS	2.362,6	44,6	1.519,2	49,8	55,5
NET SALES	5.294,5	100,0	3.053,1	100,0	73,4
GROSS PROFIT	1.161,0	21,9	822,3	26,9	41,2
EBIT	225,7	4,3	186,8	6,1	20,8
NET INCOME	126,9	2,4	133,5	4,4	(5,0)
EBITDA	419,6	7,9	334,6	11,0	25,4
EARNINGS/ LOSS PER SHARE*	0,61		0,65		—

* Consolidated earnings per share (in Reais), excluding treasury shares.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

EBITDA - R$ million

SECTORAL PERFORMANCE

Market performance during the period remained favorable due to higher international prices, despite the pressure of increased production costs. The domestic market was favored by growth in real incomes. However, inflation rates reported a strong surge, the government being obliged to raise basic interest rates in an effort to dampen the upward momentum in domestic prices. This scenario was further reflected in stability of consumption, including non-durables. In spite of the appreciation of the Real against the Dollar, the increased world demand for Brazilian animal-based foodstuffs at higher prices contributed to the expansion of exports of the majority of agricultural commodities.

Exports: Brazilian chicken meat exports totaled 1,727 thousand tons in the 1st half of 2008, 12% more than for the same period in 2007, according to the Brazilian Chicken Producers and Exporters Association (ABEF). Chicken exports reported good average price growth with revenues  42.6% higher in US dollars. Conversely, Brazilian Pork Industry and Export Association (ABIPECS) statistics reveal that Brazilian pork exports slipped 4% to 271 thousand tons over the same comparative period. Beef exports fell 18% to 702 thousand tons during the same period according to the Brazilian Beef Industry Association - ABIEC. Based on SECEX figures, Brazilian powdered milk exports amounted to 35 thousand tons, or 115% more than the same period in 2007. This reflects the increase in overseas demand, except in the case of pork and beef, where Russia (redefinition of quotas) and the EU (trade ban) imported less, respectively, in the first half 2008.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Domestic Consumption: Accumulated incomes from January through May 2008 increased 2.4% compared with the same period in 2007, boosting demand for foodstuffs. The Brazilian government statistics office (IBGE) reported a nationwide rise of 6.4% in take-home wages with a 3.9% increase in employment.

AC Nielsen data for 2008 show that frozen meat products grew 2.8% and frozen pasta by 24.4%.

Specialty meats increased 4.7%, frozen pizzas 8.8%, while the market for dairy products and margarines was weaker, falling by 2.1% and 3.3% respectively.

Raw Materials: The US 2008/09 corn and soybean crops are forecasted at about 297.6 million tons and 81.6 million tons respectively based on USDA’s July 2008 published estimates. In Brazil, the 2007/08-corn crop is estimated at 57.5 million tons, 12% up on the previous crop according to the latest National Supply Council - Conab (July 2008) statistics, and 59.8 million tons for soybeans, 2.5% more than the 2006/07 crops.

In the 1st half of 2008, corn prices on the domestic market were 39% higher than the same period in 2007, while soybeans reported an increase of 48%, according to FNP Institute figures. The leading factors that have recently been pumping up grain prices continued to be: low world inventory; the high prices of oil and vegetable oils (biofuels); growth in demand for commodities in excess of production; continual speculation on the part of commodities funds in this market contributing to extreme volatility; and the outlook for a poor harvest this year in the United States due to flooding.

Data published by the Center for Advanced Studies in Applied Economics — CEPEA reveals that the average prices for milk paid to Brazilian producers accumulated a year-on-year increase of 34% in the 1st half of 2008. Live cattle prices in the domestic market during the 1st half of 2008 were 42% higher than the same period in 2007, also according to CEPEA statistics.

The scenario of rising costs of raw material is being reflected in world food price inflation, making Brazilian animal husbandry even more competitive when compared with producers elsewhere

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

INVESTMENTS AND PROJECTS

Investments

2Q 2008 - R$ 225.5 million	1S 2008 - R$ 2,094.1 million

Investments in the second quarter were R$ 225.6 million, 46.1% more than the same quarter in 2007. These investments were largely directed towards new projects, productivity and improvements, the Cotochés acquisition and infrastructure logistics. Total investments for the first half were R$ 2.1 billion — 648.8% higher due to expenditure on organic growth and for concluding the acquisition of Eleva and Plusfood.

During the quarter, R$ 54.5 million was invested in poultry and hog breeder stock, an increase of 75.1%. First half expenditure for this item totaled R$ 102.9 million, equivalent to a 73.7% increase when compared to the  first half of 2008.

Construction of an industrial unit (dairy products) — On June 10 2008, we announced the construction of the sixth powdered milk processing plant in Três de Maio in the state of Rio Grande do Sul. This unit will have a capacity to receive up to 600 thousand liters/day of milk and for processing two thousand tons/month of powdered milk. The Company already operates a plant for making mozzarella in the municipality.

The work is scheduled to be executed over 20 months with investments of R$ 65 million in the project and installations employing advanced technology for high quality production, so upgrading the value added content of the dairy products portfolio.

Acquisition of Cotochés (dairy products) - On April 2 2008, Perdigão acquired Cotochés, one of the most traditional industries in the dairy products segment in the state of Minas Gerais. With this acquisition, Perdigão confirms its position as one of the largest milk collection companies in Brazil, as well as consolidating its domestic market leadership in sales of UHT milk. The investment totaled R$ 51 million, plus the assignment of R$ 15 million in debt. The company reported sales of about R$ 180 million last year and is among the three largest players in dairy product sales in the state.  Its portfolio includes about 50 items, among them, long life milk, powdered milk, cheeses, butter, cream cheese, table cream, milk-based beverages and yogurts, all sold under the Cotochés, Moon Lait and Pettilé brand names.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

With two plants installed in Ravena and Rio Casca in the east of the state of Minas Gerais, the company currently processes 380 thousand liters/day of milk although it has an installed capacity for 600 thousand liters/day.

If the two Cotochés units are included, Perdigão now operates dairy product plants in seven Brazilian states, five of them in Rio Grande do Sul, one in Santa Catarina, one in Paraná, one in São Paulo, two in Minas Gerais and one in Goiás; in addition to the partnerships it has signed for producing milk to order with CCL and CCPL. The Company also operates a cheese-processing unit in Argentina.

OPERATING PERFORMANCE

Production — Forecasted organic growth and the merger of Eleva have been instrumental in an increase of 34.3% and 30.3% in slaughtering volume of poultry and hogs/beef cattle, respectively during the quarter. This was reflected in the growth of 40.5% in the output of meat-based products. Dairy products rose 325.2% due to the merger of Eleva, Cotochés and the production to order agreement signed with CCL in São Paulo and CCPL in Rio de Janeiro. Growth in other processed products takes into account acquisitions and the strategic alliance in the margarine segment.

PRODUCTION	2Q08	2Q07	% Ch.	1S08	1S07	% Ch.
POULTRY SLAUGHTER (million heads)	210.4	156.6	34.3	423.4	311.1	36.1
HOG/ CATTLE SLAUGHTER (thousand heads)	1,191.4	914.1	30.3	2,293.2	1,857.2	23.5
PRODUCTION (thousand tons)
MEATS	504.6	359.1	40.5	1,000.1	717.3	39.4
DAIRY PRODUCTS	329.4	77.5	325.2	614.1	158.9	286.4
OTHER PROCESSED PRODUCTS	23.0	7.5	205.4	46.8	15.3	206.5
FEED AND PREMIX (thousand tons)	1,338.2	982.1	36.3	2,629.2	1,902.1	38.2
ONE-DAY CHICKS (milion units)	226.1	167.2	35.3	446.3	328.5	35.8

On May 29 2008, a fire of moderate proportions occurred in the installations of the poultry-processing unit at the Videira Agro-industrial Complex in the state of Santa Catarina. At the time of the fire, the plant was operating and the in-house factory fire-fighting service successfully evacuated those working in the area with no injuries or tumult in accordance with the industrial unit’s evacuation plan. The prompt action of the in-house fire-fighting team together with the local city fire service avoided the spread of the flames to other installations in the Agro-industrial Complex and neighboring buildings.

The poultry processing units in Santa Catarina and in the states of Rio Grande do Sul and Paraná were able to temporarily absorb the capacity of the unit affected by the fire without any loss in fulfilling sales contracts both with the Company’s thousands of customers in Brazil as well as overseas. The unit was duly insured for this type of accident and has been back in full production since June 30.

Domestic Market —  We reported growth of 93.9% in sales for the quarter, driven by increases in the meat business — 37.7%, dairy products — 278.7%, and other processed products — 124.5%.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

This performance reflects a combination of the following principal factors: the acquisition of Eleva Alimentos and Cotochés and the margarine businesses, and increased milk output following the signing of partnership agreements with CCL and CCPL.

Processed products accounted for 61.7% of total domestic market revenue. The decrease in the relative participation is due to enhanced volumes of meat and milk (in-natura) in Perdigão’s product portfolio. Nominal growth of higher value-added products in the quarter was 46.2% and 34.4%, in revenues and volume, respectively.

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	2Q08	2Q07	% CH	2Q08	2Q07	% CH
MEATS	197.6	151.5	30.5	968.3	703.2	37.7
IN NATURA	41.4	15.0	175.7	166.5	67.8	145.8
POULTRY	29.9	12.3	142.6	112.8	55.5	103.4
PORK/BEEF	11.5	2.7	327.2	53.7	12.3	336.8
ELABORATED/PROCESSED (MEATS)	156.2	136.5	14.5	801.8	635.4	26.2
DAIRY PRODUCTS	296.3	67.5	338.9	755.9	199.6	278.7
MILK	236.7	32.9	619.6	481.8	62.0	676.8
DAIRY PRODUCTS/ JUICE/ OTHERS	59.6	34.6	72.2	274.1	137.6	99.3
OTHER PROCESSED	26.5	9.3	185.4	154.1	68.6	124.5
SOYBEAN PRODUCTS/ OTHERS	57.6	43.4	32.6	114.2	56.4	102.4
TOTAL	578.0	271.7	112.7	1,992.5	1,027.8	93.9
PROCESSED	242.4	180.4	34.4	1,230.0	841.6	46.2
% TOTAL SALES	41.9	66.4		61.7	81.9

	1S08	1S07	% CH	1S08	1S07	% CH
MEATS	393.8	301.0	30.8	1,876.8	1,399.7	34.1
IN NATURA	82.9	30.3	173.9	321.4	133.0	141.6
POULTRY	61.8	24.4	153.4	227.2	107.0	112.4
PORK/BEEF	21.1	5.9	258.8	94.2	26.0	262.0
ELABORATED/PROCESSED (MEATS)	310.9	270.7	14.8	1,555.4	1,266.6	22.8
DAIRY PRODUCTS	522.3	143.7	263.5	1,353.6	411.0	229.4
MILK	403.3	66.8	503.8	820.8	119.7	585.5
DAIRY PRODUCTS/ JUICE/ OTHERS	119.0	76.9	54.7	532.8	291.2	82.9
OTHER PROCESSED	51.9	18.7	177.8	294.0	138.3	112.5
SOYBEAN PRODUCTS/ OTHERS	109.0	85.2	28.0	210.7	111.1	89.7
TOTAL	1,077.1	548.6	96.3	3,735.1	2,060.1	81.3

PROCESSED	481.8	366.3	31.5	2,382.1	1,696.2	40.4
% TOTAL SALES	44.7	66.8		63.8	82.3

Representing 48.6% of domestic market sales revenue, the meats activity recorded growth of 30.5% by volume with a positive performance in elaborated/processed products. The latter reported a growth of 14.5% while average prices were about 9.6% higher due to higher consumption of specialty and frozen products, a reflection of improved Brazilian personal incomes. First half revenue for meats increased 34.1% and volume, by 30.8%.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

However, a 175.7% rise in in-natura poultry and pork products following the merger of Eleva was responsible for narrower domestic market margins due to the negative returns on these products: production costs in this segment showed a proportionally greater increase compared to the average sales prices, principally due to pressure on grain quotations in the international market.

Dairy products were responsible for 37.9% of sales to this market, registering growth in revenue of 676.8% in milk and 99.3% in dairy products. Volumes were up by 619.6% and 72.2%, respectively due to the absorption of the dairy product activities of acquisitions and partnerships concluded in the period. For the first six months of the year, dairy products grew 229.4% in revenue and 263,5% in sales volume. Milk prices rose 10.9% and processed dairy products, 20.7% on average. On the other hand, the cost of dairy products grew 21.7% due to higher prices paid to the producer.

The other processed products — pastas, pizzas, margarines, frozen vegetables, cheese bread, the soybean based vegetarian line, among others — increased 124.5% in sales revenue and 185.4% in volume with the inclusion of margarine products since August of last year.

The pass through of prices to the domestic market was insufficient to offset the increase in the costs of principal inputs, resulting in a squeeze on margins. The proportionally higher shares of in-natura products in the domestic market portfolio with a corresponding increase in lower value-added items, thus increasing the percentage of grain costs relating to these products. The average prices of processed meat products were 9.6% higher against an increase in average costs of 18.7% up. The increase in the relative share of UHT and pasteurized milks in the dairy products portfolio was due to agreements signed with companies in the São Paulo and Rio de Janeiro markets, the consequence being a decline in the average prices of dairy products of 10% against an average increase in costs of 21.7%.

In May, a range of new products under Perdigão’s leading brand names was launched at the São Paulo Supermarkets Association — APAS trade exhibition. The products are designed to facilitate the daily lives of the consumer, allowing the speedy preparation of varied and tasty meals at accessible prices and including meat lines, ready to cook meals, pizzas and dairy products. Among the new launch products are Yakisoba, Meat and Chicken Parmesan steaks, Garfield Lasagna, Pork Pizza with Catupiry® and Batavo Naturis Vegetal, not to mention the Elegê specialty milks line.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Distribution Channels

(in revenues)

1S08	1S07

Market Share - %

Source: AC Nielsen

Exports - Strong demand for Brazilian protein, particularly poultry meat has been a constant feature of the international market, resulting in vigorous growth in volumes, prices and value-added despite continuing appreciation of the Real against the US dollar.

Export volumes of meats rose 45.4% in the quarter while revenue was 61.8% higher. Volumes of processed meat products increased by 30.3%, including business generated by the newly acquired Plusfood company. In-natura poultry and pork meat products reported a growth of 48.8% in the quarter.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The Company exported 2.6 thousand tons of dairy products, equivalent to R$ 19 million in revenue — basically powdered milk, cheeses and margarines. Other Processed Products posted exports equivalent to R$ 1.6 million on a volume of 382 thousand tons.

Processed products increased 46.0% in revenue and 32.6% in volumes, accounting for 22.9% of export sales.

Average prices continued their upward momentum, accounting for a quarter-on-quarter increase of 9.9% in dollars-FOB and 32% on a comparative year-on-year basis, thus allowing the partial offsetting of increasing costs of the principal raw materials. Average meat prices in Reais increased 11.3% against a higher average cost of 19.8% when comparing the second quarter 2008 with the same period in 2007. The mismatch between medium term contracts already signed and the recent significant increases in raw material prices has also negatively impacted the operating results reported.

	THOUSAND TONS			R$ MILLION
EXPORTS	2Q08	2Q07	% CH.	2Q08	2Q07	% CH.
MEATS	291.9	200.8	45.4	1,238.0	765.0	61.8
IN NATURA	243.0	163.2	48.8	958.3	569.5	68.3
POULTRY	206.2	137.2	50.3	761.3	453.4	67.9
PORK/BEEF	36.7	26.0	41.1	197.0	116.1	69.7
ELABORATED/PROCESSED (MEATS)	48.9	37.5	30.3	279.7	195.5	43.1
DAIRY PRODUCTS	2.6	—	—	19.0	—	—
MILK	1.7	—	—	12.4	—	—
DAIRY PRODUCTS/ JUICE/ OTHERS	1.0	—	—	6.7	—	—
OTHER PROCESSED	0.4	0.4	0.6	1.6	1.8	(12.4)
TOTAL	294.9	201.2	46.6	1,258.6	766.8	64.1
PROCESSED	50.3	37.9	32.6	287.9	197.2	46.0
% TOTAL SALES	17.0	18.8		22.9	25.7

	1S08	1S07	% CH.	1S08	1S07	% CH.
MEATS	554.6	399.9	38.7	2,310.5	1,516.0	52.4
IN NATURA	461.6	326.0	41.6	1,772.6	1,139.6	55.5
POULTRY	393.3	269.1	46.2	1,421.9	883.1	61.0
PORK/BEEF	68.3	56.9	20.2	350.7	256.5	36.7
ELABORATED/PROCESSED (MEATS)	93.0	74.0	25.7	537.9	376.4	42.9
DAIRY PRODUCTS	6.6	—	—	49.4	—	—
MILK	4.6	—	—	35.1	—	—
DAIRY PRODUCTS/ JUICE/ OTHERS	2.0	—	—	14.3	—	—
OTHER PROCESSED	0.7	0.7	7.1	2.7	3.1	(12.9)
TOTAL	562.0	400.6	40.3	2,362.6	1,519.1	55.5
PROCESSED	95.7	74.6	28.3	554.9	379.6	46.2
% TOTAL SALES	17.0	18.6	—	23.5	25.0	—

Perdigão reported the following performance in its leading overseas markets:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Europe — Demand from European Union importers for frozen products continues weak with export revenue up by 20.3% on volumes 2.3% higher. Increased chicken production in the region in the second half of 2007 was instrumental in a more plentiful supply of chilled products - preferred by the European consumer. However, recent data indicates a decline in poultry flocks in the European market due to higher production costs.

Middle East — The growth of 83.2% in export revenue and 58.8% in volumes for the second quarter is indicative of strong demand from this market, combined with export volumes absorbed from the Eleva business.

Far East — The Company registered good results from the Asian market during the quarter. Japanese demand for Brazilian products further increased in detriment to imports from China. Demand from Hong Kong was also positive in the first two months of the quarter, with an increase of 50.4% in revenue and 26.5% in volumes.

Eurasia — Sales revenues were 62% higher on increased volume of 19%, principally focused on the Russian market. Permission was granted for beef exports to Russia from the state of Mato Grosso, where we have our industrial unit for this segment, while Eleva’s export volumes have now also been computed in the total.

Africa, Americas and Other Countries — In this region we saw strong demand for whole chicken and other proteins, mainly beef, thus favoring the passing through of prices in these markets. Demand was mainly from South Africa, Angola and Egypt, representing an increase of 271.5% in export revenue and 225.6% in volume.

Exports by Region

(% net revenue)

1S08	1S07

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

In line with the Company’s business plan, net sales performance was driven by growth in sales both in the domestic as well as the export market, incorporating recently concluded acquisitions and partnerships and reflecting improved prices.

In spite of significant nominal growth in higher value-added meat and dairy products, accounting for volumes 34.1% higher, the relative share of processed products both to the domestic and export markets posted a decline. This was due to the greater exposure to poultry, pork and milk-based commodity products following the merger of Eleva with Perdigão.

 Breakdown of Net Sales (%)

DS — Domestic Sales

E — Exports

Cost of Sales

The cost of goods sold was impacted principally by the increase in the price and consumption of raw materials, notably corn, soybean meal and milk, the cost of which rose year-on-year by 34%, 44% and 14% respectively. The leading raw materials continued to be impacted by the international scenario with record-breaking grain prices on the Chicago Commodities Exchange in addition to milk prices due to the greater competition for the product at the catchment stage.

Additionally, other factors such as the increase in direct and secondary materials, packaging, freights, and CIF costs, particularly oil-related items, contributed to a year-on-year increase of 97.4% from R$ 1.1 billion to R$ 2.2 billion in the Cost of Goods Sold item during the quarter.

This scenario, combined with the greater consumption of both grain and milk to meet the demand for production, was reflected in the squeezing of margins. Consequently, Cost of Sales increased from 73.1% to 78% of Company net sales.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gross Margin and Gross Profit

During the quarter, we were able to report a growth in Gross Profits of 51.9% from R$ 411.2 million to R$ 624.6 million, a result of good sales performance in both the domestic and export markets, including the consolidated businesses and newly merged businesses. For the first half of 2008, Gross Profits amounted to R$ 1.2 billion, an increase of 41.2%. In view of the higher production costs, the gross margin for the quarter decreased from 26.9% to 22%.

Operating Expenses

Operating expenses (encompassing selling and administrative expenses) reported a gain of 360 basis points to 17.3% of net sales for the second quarter 2008 against 20.9% in the same period in 2007 thanks to higher sales volume and diversification of the businesses. This achievement was in spite of increases in variable commercial expenses in the shape of higher costs of freight, warehousing and port overheads.

The revision and reduction of these expenses are a reflection of improved synergies — part of the rationale behind Eleva Alimentos acquisition. The capture of additional synergies are expected to occur gradually through 2010, and principally from the end of 2008 onwards with the implementation of the SAP system for managing the Company’s processes. The new system will allow gains in distribution and logistics through improvements in processes and integration of customers and product lines.

Operating Income and Operating Margin

Operating income before financial expenses rose 46.2% in the quarter from R$ 92.1 million to R$ 134.7 million, equivalent to an operating margin of 4.8% against 6.0% reported in the second quarter of 2007.

Financial Results

Financial results for the quarter reported R$ 32.0 million against R$ 5.6 million in 2007, an increase of 467.7%. This item benefited from a foreign exchange translation gain of R$ 102.9 million based on the net result of all currency-denominated assets and liabilities. In line with its financial policy, Perdigão continued to employ hedging mechanisms as a means of protecting position in foreign currency liabilities. At the end of the first half, exchange rate exposure amounted to US$ 584.4 million.

Net debt, equivalent to total gross debt less financial investments, increased 230.6% (or R$ 1.8 billion) as compared with the same period in 2007. The focus on investments and acquisitions considered necessary to retain a competitive position in the market has meant additional demand for loans due to increased investments in working capital combined with a reduced operating cash flow, because of worldwide pressure on the cost of basic inputs - despite good sales performance. The result was a net debt to EBITDA ratio of 2.9 times.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

DEBT	ON 06/30/08			ON 06/30/07
R$ Million	CURRENT	NONCURRENT	TOTAL	TOTAL	% CH.
LOCAL CURRENCY	390.2	504.5	894.7	554.7	61.3
FOREING CURRENCY	996.0	1,615.4	2,611.3	1,161.0	124.9
GROSS DEBT	1,386.1	2,119.8	3,506.0	1,715.7	104.3
CASH INVESTMENTS
LOCAL CURRENCY	511.1	0.2	511.3	713.8	(28.4)
FOREING CURRENCY	376.0	25.2	401.2	217.4	84.5
TOTAL CASH INVESTMENTS	887.1	25.3	912.4	931.2	(2.0)
NET ACCOUNTING DEBT	499.0	2,094.5	2,593.6	784.5	230.6
EXCHANGE RATE EXPOSURE - US$ MILLION			(584.4)	(268.8)	117.4

Other Operating Results

This item amounted to R$ 53.6 million in the first half and R$ 41.2 million in the quarter, the Other Operating Results account principally reflecting the goodwill applicable for appropriation for the period and reflecting the Company’s acquisitions.

Income Tax and Social Contribution

In the light of the value amortized and attributed to goodwill on acquisitions for fiscal year 2008 as well as the currency translation effect of the devaluation on financial expenses and appropriated interest on shareholders’ equity, income tax for the quarter half was a negative R$ 36.5 million against a negative R$ 22.8 million for the same period in 2007.

Net Income and Net Margin

Net income for the quarter was R$ 75.9 million, 7% more, against R$ 70.8 million recorded in the same period in 2007. The accumulated six-month net income figure was R$ 126.9 million against R$ 133.5 million in 2007.

EBITDA

Operating cash generation (as measured by EBITDA) was R$ 233.2 million, 40.3% higher, a nominal gain of R$ 67 million and equivalent to a margin of 8.2%. For the first half, EBITDA amounted to R$ 419.6 million, a 25.4% increase, and a margin of 7.9% against 11% in 2007.

EBITDA - R$ Million	2Q08	2Q07	Ch. %	1H08	1H07	Ch. %
NET INCOME	75,9	70,8	7,1	126,9	133,5	(5,0)
MINORITY PARTICIPATION	0,1	(0,7)	—	0,2	1,0	(76,5)
EMPLOYEES / MANAGEMENT PROFIT SHARING	3,2	4,4	(27,4)	7,6	8,4	(8,8)
INCOME TAX AND SOCIAL CONTRIBUTION	36,5	22,8	60,0	21,5	27,2	(21,1)
NONOPERATING INCOME	9,8	2,7	259,1	13,3	6,1	119,2
NET FINANCIAL	(32,0)	(5,6)	467,7	2,5	15,2	(83,6)
DEPRECIATION, AMORTIZATION AND DEPLETION	139,7	71,8	94,6	247,5	143,1	73,0
= EBITDA	233,2	166,2	40,3	419,6	334,6	25,4

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

SHAREHOLDER’S EQUITY

Incorporation of the wholly owned subsidiary Eleva Alimentos S.A.- On April 30 2008, the Ordinary and Extraordinary General Meeting (AGO/E) approved the merger of the wholly owned subsidiary Eleva Alimentos into the Perdigão S.A. holding company. The merger is part of a process of corporate reorganization with the purpose of simplifying Perdigão’s corporate structure. It will involve a gradual capture of synergies through the consolidation of activities and a corresponding reduction in financial and operating costs and the rationalization of processes.

Amortization of Goodwill - Pursuant to the publication of the material fact of January 5 2009 and the ruling of the Brazilian Securities and Exchange Commission in Official Letter CVM/SEP/GEA-2 020/2009, the Company has proceeded to reverse the entry fully amortizing the goodwill premiums in the gross amount of R$ 1.460 million, net of the installments for goodwill maintained in the 2008 financial statements, with respect to the acquisition of investments and amortized at the time of the incorporations in 2008 in line with the material fact published on April 11. Consequently, the reversal of the entry has been made for the quarter in lieu of the full amortization appropriated, accordingly now being amended and rebooked to the accounts.

The accounting and fiscal treatment will be executed according to currently prevailing practices and avoiding alterations to dividend rights or any other shareholder rights.

Thus the amount of R$ 1,5 billion, with respect to the goodwill on acquisitions based on forecasts of results for future fiscal years, has been booked to Non Current Assets under the ‘Intangible’ item and will be subject to annual evaluation using the impermanent test (non recoverable).

EBITDA - R$ Million	4Q08	4Q07	Ch. %	2008	2007	Ch. %
NET INCOME	(20.1)	97.6	(120.6)	54.4	321.3	(83.1)
NON CONTROLLING SHAREHOLDERS	0.1	(1.5)	—	0.4	3.2	(87.9)
EMPLOYEES / MANAGEMENT PROFIT SHARING	(0.0)	12.0	—	16.9	27.2	(37.9)
INCOME TAX AND SOCIAL CONTRIBUTION	(191.4)	(26.6)	—	(255.3)	32.1	—
OTHER OPERATING RESULT	29.3	9.6	203.6	111.0	19.9	458.1
NET FINANCIAL	383.9	69.4	453.5	630.3	105.4	498.1
DEPRECIATION, AMORTIZATION AND DEPLETION	263.1	79.9	—	601.6	293.6	104.9
= EBITDA	464.8	240.4	93.3	1,159.3	802.7	44.4

Shareholders’ Remuneration — At the same AGO/E, the Board of Director’s resolution of April 11 2008 was ratified approving shareholders’ remuneration for the total amount of R$ 76.4 million, equivalent to R$0.37 per share. Pay-out is scheduled for August 29 2008 in the amount of R$ 0.25 per share and a further R$ 0.12 per share on February 27 2009 as interest on shareholders’ equity, less withholding tax at source as per legislation in effect.

Shareholders Equity — On June 30 2008, shareholders’ equity was   R$ 4.2 billion, a 31% increase compared to December 31 2007.]

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

STOCK MARKET

Financial trading volume was again a record totaling US$ 35.2 million/day of shares negotiated on the São Paulo Stock Exchange and the NYSE — New York Stock Exchange, a significant growth of 120% in the quarter. In the first half of the year, the average daily trading volume was US$ 31.2 million — a 142% increase and an indication of the growing interest of our investors in the Company.

During the quarter the Company’s shares, code PRGA3,  reported an appreciation of 7.4% while the ADRs - PDA rose 19.7%, a performance in excess of both Bovespa and Dow Jones indices. However, with the international scenario reflecting primarily performance in the capital markets for the first half year as a whole, the shares reported a decline of 2.4% while the ADRs grew 10.7%. Year-on-year the shares appreciated 18% and ADRs, 43%.

PRGA 3	2Q08	2Q07	1S08	1S07
SHARE PRICE - R$*	43.21	36.50	43.21	36.50
TRADED SHARES (VOLUME)	56.3 million	51.4 million	108.9 million	89.7 million
PERFORMANCE	7.5%	32.2%	(2.4)%	22.0%
BOVESPA INDEX	6.6%	18.7%	1.8%	22.3%
IGC (BRAZIL CORP. GOV. INDEX)	4.1%	19.0%	(6.4)%	22.7%
ISE (CORP. SUSTAINABILITY INDEX)	12.8%	18.0%	1.0%	15.9%

PDA	2Q08	2Q07	1S08	1S07
SHARE PRICE - US$*	54.50	38.22	54.50	38.22
TRADED ADRS (VOLUME)	11.6 million	5.2 million	18.8 million	9.0 million
PERFORMANCE	19.7%	43.9%	10.7%	38.6%
DOW JONES INDEX	(7.4)%	8.5%	(14.4)%	7.6%

* Closing Price

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Trading volume in shares rose 21.4% and ADRs by 109%, consolidating the Company’s leadership with 38.7% of the sector’s transactions on the Bovespa for the year and reaching 40.3% of the trading activity in ADRs on the NYSE. Perdigão maintained the best liquidity for Brazilian companies in the sector.

SOCIAL BALANCE

Perdigão ended the quarter with a payroll of 57.7 thousand direct employees. The growth of 39.7% reflects the merger of Eleva, Plusfood, Cotochés and the engagement of additional manpower in view of the Company’s organic growth. It is Company policy to prioritize the hiring of employees from the regions where it operates, thus contributing to the economic development of these communities.

Main Indicators	06.30.2008	06.30.2007	% Ch.
NUMBER OF EMPLOYEES	57,693	41,312	39.7
NET SALES PER EMPLOYEE/YEAR - R$ thousands	183.5	147.8	24.2
PRODUCTIVITY PER EMPLOYEE (tons/year)	57.7	43.4	32.9

During the second quarter, Perdigão allocated R$ 84.3 million — 41.5% more than the second quarter of 2007 - in funds for nutrition, private pension plan, healthcare, education, skills upgrading and training, transportation and other fringe benefits. In

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
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Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

addition, investments in the environment amounted to a further R$ 16.0 million, 55.3% more than in the same period last year.

Added Value Distribution

R$ million

	1H08	1H07
Human Resources	619,9	455,3
Taxes	689,1	492,9
Interest	152,1	17,9
Retention	50,5	96,0
Dividends	76,4	37,5
Minority Interest	0,2	1,0
Total	1588,2	1.100,6

In line with its social responsibility, Perdigão is taking the best of the Brazilian cinema to the local population of five municipalities in the Midwest Region through the Cinema in Movement — Cycle of Exhibitions and Debates, an MPC & Associados production company project. The Company is sponsoring an itinerant circuit of performances during June, July and August in eight cities, holding free exhibitions of some of the most recently produced national movies. In all there will be 120 showings. More than just simple cinema programs, the project aims to create a space for reflection, encouraging debates and using Brazilian movies as an instrument of education.

In addition, the Citizen Action program, which the Company promotes in the Midwest and Southern units, benefited about 50 thousand people through healthcare, citizenship, sporting, leisure and culture attendances undertaken by volunteers.

CORPORATE GOVERNANCE

Best Corporate Governance Company - IR Magazine Awards 2008 voted Perdigão as the Best Company in Corporate Governance. In its third edition, the award also selected the Company among the best in the Annual Report and Conference Call categories. The IR Magazine Awards is the only survey conducted in Brazil, which involves investors and analysts in electing the best  shareholder communication and investor relations’ practices among IR executives and senior management in the brazilian market. The survey was conducted by the Getúlio Vargas Foundation — FGV.

The distinction awarded to the Company by the capital markets’ reflects the implementation of rules of a high standard of corporate governance, in line with Bovespa’s New Market (Novo Mercado) listing regulations. These accolades also reflect the Company’s diffused control, mechanisms for protection and equal rights for shareholders, Perdigão always seeking to create value with maximum transparency and liquidity, in addition to providing the bedrock for growth in the businesses based on economic-financial, social and environmental sustainability.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Diffused Control — Equal Rights

Base: 06.30.08

Number of Common Shares: 206,958,103

Capital Stock: R$ 3.4 billion

Succession Plan — On April 24, Perdigão’s CEO, Nildemar Secches, announced that José Antonio Fay, current director-general of the Perdigão Business Unit, would be replacing him in the CEO’s post as from October 30. As from this date, Secches will remain as chairman of the Board of Directors, a position he has been accumulating since last year.

The succession process announced in April of last year, is one of the most important steps in the implementation of Perdigão’s corporate governance policy. The choice of the new CEO has further underlined the harmonious relationship between the members of the Board of Directors and the Board of Executive Officers.

Fay has been director-general of the Perdigão Business Unit since the beginning of 2007, when the Company’s management structure underwent a far-reaching restructuring, in the process adopting the Business Unit model. In his most recent capacity, Fay has carried out his duties in an exemplary fashion which together with his professional experience, and principally his commitment to the Company’s strategic plan, have been instrumental in his appointment to replace Nildemar Secches in the CEO’s post from October.

As part of the ongoing implementation of the succession plan, the Perdigão Companies’ Board of Directors, at a meeting on June 26 2008, approved the appointment of Wang Wei Chang as a member of the Senior Consultancy Board. Leopoldo Viriato Saboya will take over the Finance and Investor Relations Director’s

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

position. Saboya has been with the Company since 2001, occupying posts in the Strategic Planning and Finance areas.

During the 13 years of professionalized management, the Company’s market capitalization multiplied 35 times from R$ 200 million to R$ 10 billion. In addition, over this period the Company has implemented several important and singular projects, among these of particular importance are: the Sustained Growth of the Company, structured M&A operations; the raising of funding via primary share issues; the Company’s listing on the New Market, transformation of the Company into a Corporation along the lines of international companies to include mechanisms for protecting shareholders, listing on the NYSE, implementation of EVA and the matricial budget, installation of the SAP software with the creation of one of the most sophisticated processes platforms in the world, creation of the Perdigão Services Center — CSP, corporate, administrative and financial restructuring; and the Company’s certification pursuant to the Sarbox legislation. Thanks to this progress, the daily liquidity of Perdigão’s shares on the Bovespa and the  ADRs on the NYSE has increased from US$ 200 thousand/day in 2002 to US$ 31.2 million/day in 2008. In addition, the Company has been recognized with various important corporate awards and by the capital markets during this period.

Rating - Standard & Poor´s has attributed a BB+ long-term credit rating to Perdigão. The rating takes into account the Company’s consistent investment programs and the efforts made in diversifying the businesses with a view to strengthening the brand name both in the domestic and also the international market. The rating outlook is stable and reflects S&P’s belief that Perdigão will grow on a consistent basis through its international operations and the diversification of its domestic market portfolio  with a higher share of added value  products.

In September 2007, Perdigão was awarded a Ba1 Global Local Currency Corporate Family  rating by Moody´s Investor Service. Similar to this classification, the S&P rating is one of the best to be awarded to protein producing industries in the world.

Consultancy Fees - No disbursements of consultancy fees were made to the independent auditors during the quarter. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of the Company’s auditors.

OUTLOOK

We reiterate our growth objectives for 2008 among the perspectives already widely announced, which provide for:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
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Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

	PRO FORMA	PERDIGÃO COMPANIES
	CONSOLIDATED (1)	GROWTH(2)
OUTLOOK	2008	2008

TOTAL VOLUMES:	13%	39%
Meat and other processed products (frozen and chilled products)
DOMESTIC MARKET	15%	40%
EXPORTS	10%	39%
DAIRY PRODUCTS	40%	340%
INVESTMENTS	R$ 0.8 billion
BREEDING STOCKS INVESTMENTS	R$ 140 million

(1)       Growth forecast for 2008, considering the pro-forma consolidated figures for Perdigão, Eleva and Plusfood in 2007.

(2)       Considering the consolidated growth of Perdigão in 2008 compared to 2007.

Perdigão is implementing its strategy by increasingly investing in actions which stimulate a business environment favorable to all stakeholders and which expands the activities in the Company’s chosen markets, seeking to gradually create effective shareholder value while at the same time, ameliorating the risks and adverse factors and improving results and margins.

Food price inflation is a new world reality driven by rising consumption, creating still greater growth opportunities for our Company, maintaining a keen level of competitiveness in its business segments and underscoring the mission of being part of people’s lives by offering tasty foods, high quality and at affordable prices anywhere in the world.

São Paulo, July 2008

Nildemar Secches

Chairman of the Board of Directors

and Chief Executive Officer

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERDIGÃO S.A.
PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

BALANCE SHEET

	06.30.2008	12.31.2007
ASSETS	9.329,1	6.543,3
CURRENT ASSETS	4.349,8	3.768,2
NONCURRENT ASSETS	447,9	254,3
PERMANENT	4.531,4	2.520,8
Investments	2,3	134,8
Property, Plant and Equipment	2.747,1	2.136,9
Intangible	1.638,4	—
Deferred Charges	143,6	249,1
LIABILITIES AND SHAREHOLDERS’ EQUITY	9.329,0	6.543,3
CURRENT LIABILITIES	2.623,2	1.941,3
LONG TERM LIABILITIES	2.483,9	1.376,1
MINORITY INTEREST	0,4	—
SHAREHOLDERS’ EQUITY	4.221,5	3.226,0
Capital Stock Restated	3.445,0	2.500,0
Reserves	729,9	726,0
Acumulated Results	122,9	—
Interest on Shareholders Equity	(76,4)	—

INCOME STATEMENT

	2Q08	2Q07	% CH
GROSS SALES	3.251,0	1.794,5	81,2%
Domestic Sales	1.992,5	1.027,8	93,9%
Exports	1.258,6	766,8	64,1%
Sales Deductions	(418,3)	(264,6)	58,1%
NET SALES	2.832,8	1.529,9	85,2%
Cost of Sales	(2.208,2)	(1.118,8)	97,4%
GROSS PROFIT	624,6	411,2	51,9%
Operating Expenses	(489,9)	(319,1)	53,5%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	134,7	92,1	46,2%
Financial Expenses, net	32,0	5,6	467,7%
Other Operating Results	(41,2)	2,3	—
INCOME FROM OPERATIONS	125,5	100,0	25,5%
Nonoperating Income	(9,8)	(2,7)	—
INCOME BEFORE TAXES	115,7	97,3	18,9%
Income Tax and Social Contribution	(36,5)	(22,8)	60,0%
Employees / Management Profit Sharing	(3,2)	(4,4)	(27,4)%
Minority Interest	(0,1)	0,7	—
NET INCOME	75,9	70,8	—
EBITDA	233,2	166,2	40,3%

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.		01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

All statements contained herein with regard to the Company`s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company`s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

09.01 – INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - ITEM	2 - AFFILIATE/COLIGATE NAME	3 - GENERAL TAX PAYERS’ REGISTER	4 - NATURE OF SHARE CONTROL	5-% CAPITAL	6-% INVESTOR NET EQUITY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD ON CURRENT QUARTER (Units)	9 - NUMBER OF SHARES HELD ON LAST QUARTER (Units)

01	PERDIGÃO AGROINDUSTRIAL S.A.	86.547.619/0001-36	Private Subsidiary	100.00	67,80
COMMERCIAL, INDUSTRIAL AND OTHERS			70,153,962		67,008,268

02	PERDIGÃO EXPORT LTD.	. . / -	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS			10,000		10,000

03	PDF PARTICIPAÇÕES LTDA.	08.747.353/0001-61	Private Subsidiary	1.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS			10		10

04	PSA PARTICIPAÇÕES LTDA.	08.519.312/0001-18	Private Subsidiary	10.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS			10		10

05	ELEVA ALIMENTOS S.A.	92.776.665/0001-00	Private Subsidiary	10.00	0,00
COMMERCIAL, INDUSTRIAL AND OTHERS			10		10

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.
01.838.723/0001-27

16.01 –  OTHER RELEVANT INFORMATION

i) Shareholders’ composition of main shareholders, management and fiscal council on 06.30.08 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	76,209,977	,36.82
Management:
Board of directors/executive officers	330,090	0.16
Fiscal Council	—	0.00
Treasury shares	430,485	0.21
Other shareholders	129,984,551	62.81
	206,958,103	100.00
Shares outstanding	129,984,551	62.81

(*) Shareholder’s are take part of Voting Agreement.

ii) Shareholders’ composition of main shareholders, management and fiscal council on 06.30.07 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	77,761,736	46,86
Management:
Board of directors	306,427	0,18
Executive officers	38,762	0.02
Fiscal Council	0	0
Treasury shares	430,485	0.26
Other shareholders	87,419,642	52,68
	165,957,152	100.00
Shares outstanding	87,419,642	52,68

(*) Shareholder’s are take part of Voting Agreement.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.
01.838.723/0001-27

16.01 –  OTHER RELEVANT INFORMATION

iii) The position of the controlling shareholders who are part of the shareholders’ vote agreement and/or are holders of more than 5% of the voting capital as of June 30, 2008, is as follows:

Shareholders	Common shares	%
PREVI — Caixa Prev, Func, Bco Brasil (1)	29,203,261	14.11
PETROS — Fund, Petrobrás Seg, Soc, (1)	24,924,263	12.04
Fundo Bird (2)	15,015,867	7,26
Fund, Telebrás Seg, Social — SISTEL (1)	8,284,932	4,00
VALIA — Fund, Vale do Rio Doce (1)	7,695,352	3.72
FPRV1 Sabiá FI Multimercado Previd, (Ex, Fund,Inv,Tit,VM Librium) (3)	3,470,162	1,68
REAL GRANDEZA Fundação de A.P.A.S (1)	2,632,007	1,27
	91,225,844	44,08
Others	115,732,259	55,92
	206,958,103	100.00

(1) The Pension Funds are controlled by participating employees of the respective companies and are parties to the Voting Agreement.

(2) Is not party to the Voting Agreement. Belongs to the Shan Ban Shun Family.

(3) Investment fund exclusively held by the by Fundação de Assistência e Previdência Social do BNDES — FAPES. The common shares currently held by the fund are bound by the Voting Agreement.

iv) Shareholders’ composition of main shareholders, management and fiscal council on 06.30.08 - UNAUDITED:

Shareholders	Common shares	%
a) Controlling shareholders	76,209,977	,36,82
b) Executive officers and Fiscal Council	333,090	0.16

b.1)  Executive Officers and Fiscal Council

Shareholders	Common shares	%
Board of Directors — Direct participation	332,499	0.16
Executive Officers (*)	,34,520	0.02
Fiscal Council	—	—

* One executive officers has 33,929 shares in Administrative Counsil

v) Free Float shares — UNAUDITED:

On 06.30.08 there were 129,984,551 common shares outstanding (free-floating), 62.81% of total issued.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.
01.838.723/0001-27

16.01 –  OTHER RELEVANT INFORMATION

vi) Compromissory Clause:

The Company is related to the arbitration at the Capital Market Arbitration Chamber, according to the Compromissory Clause that is part of the Campany’s Bylaws.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.		01.838.723/0001-27

17.01 –  INDEPENDENT AUDITOR’S REVIEW REPORT

Independent Accountants’ Special Review Report

To the Board of Directors and Shareholders of

Perdigão S.A

São Paulo — SP

1.             We have reviewed the Quarterly Financial Information of Perdigão S.A (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended June 30, 2008, comprising the balance sheets, the statements of income, of cash flows and of added value and the management report, which are the responsibility of its management.

2.             Our review was conducted in accordance with the specific standards set forth by the IBRACON — The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council — CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.             Based on our review, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to in the first paragraph for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Financial Information, including CVM Instruction N°469/08.

4.             As mentioned in note 1, on March 23, 2009, the Company’s management, decided to restate the Quarterly Financial Information of the Company and its subsidiaries for the quarter ended June 30, 2008 in compliance with the decision of the Brazilian Securities Commission - CVM Notice CVM/SEP/GEA-2/N° 020/2009 from January 16, 2009. Therefore, the Company recorded the necessary adjustments regarding the reversal of the full amortization of goodwill from Companies that had already been merged (reversal of the full amortization of goodwill, net of tax effects, from the caption “other operating income” to “intangibles” and “deferred income tax”, which will be amortized based on the time, extension and proportion of projected results) solving, as a consequence, the issue mentioned in paragraph 4 of our report previously dated July 28, 2008.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.		01.838.723/0001-27

17.01 –  INDEPENDENT AUDITOR’S REVIEW REPORT

5.               As mentioned in note 3y, on December 28, 2007 Law N° 11,638 was enacted, with its effective date on January 1, 2008. This Law modified, amended and introduced new rules to the existing Corporate Law (Law N° 6,404/76) and resulted in changes to certain accounting practices currently adopted in Brazil. Despite the fact that the new Law is already in force, some changes required depend on the issuance of further normatization by local regulators, in order for them to be fully adopted by the companies. Therefore, in this transition phase, the Brazilian Securities Commission (CVM), through its Instruction N°469/08, allowed the non-application of all rules of Law N° 11,638/07 in the preparation of Quarterly Financial Information. As a consequence, the accounting information included in the Quarterly Financial Information of the Company and its subsidiaries for the quarter ended June 30, 2008, were prepared in accordance with the specific rules set forth by the CVM and does not contemplate all changes to the accounting practices introduced by Law N° 11,638/07.

July 28, 2008, except for paragraph 4 above dated March 23, 2009.

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original in Portuguese signed by	Original in Portuguese signed by

José Luiz Ribeiro de Carvalho	Charles Krieck
Contador CRC 1SP141128/O-2	Contador CRC 1SP212272/O-2